SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

19 October 2005

The Royal Bank of Scotland Group plc
(Exact name of registrant as specified in its charter)

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-123972) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

FOREWORD

In June 2002, the European Union (‘the EU’) adopted a regulation that requires, from 1 January 2005, listed companies to prepare their consolidated financial statements in accordance with International Financial Reporting Standards adopted by the EU.

The Group prepared its 2004 consolidated financial statements in accordance with accounting standards issued by the UK Accounting Standards Board, the pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and in compliance with the Companies Act 1985.

The Group will henceforth prepare its consolidated financial statements in accordance with International Financial Reporting Standards, International Accounting Standards and interpretations issued by the International Financial Reporting Interpretation Committee and its predecessor body (together 'IFRS'). The standards applied, which will be adopted for the first time for the purpose of preparing consolidated financial statements for the year ending 31 December 2005, will be those issued by the International Accounting Standards Board (‘IASB’).

The interim financial information in this announcement has been prepared in accordance with IFRS issued and effective at 30 June 2005. Further standards and interpretations may be issued that could be applicable for financial years beginning on or after 1 January 2005 or that are applicable to later accounting periods but with an option for earlier adoption. The Group's first annual financial statements under IFRS may, therefore, be prepared using different accounting policies than those used in preparing the financial information in this announcement. Furthermore, IFRS is currently being applied in the EU and other jurisdictions for the first time. It contains many new and revised standards, and practice in applying these standards and their interpretation is still developing. It should be noted therefore that the financial information included in this announcement is subject to change.

The Group’s IFRS accounting policies at 30 June 2005 are set out in Note 1 on pages 26 to 34. The results for the first half of 2005 are based on IFRS extant at 30 June 2005.

The comparative figures for the six months ended 30 June 2004 and the year ended 31 December 2004 reflect all applicable IFRS except for those relating to financial instruments and insurance contracts (IAS 32, IAS 39 and IFRS 4), which, as permitted by IFRS 1, have been applied from 1 January 2005. Implementation of these standards had such a significant effect on the Group that the results for the first half of 2005 are not directly comparable with those for the half year ended 30 June 2004. The announcement of the Group’s interim results in the UK on 4 August 2005 provided detailed comparative information on a pro forma basis including the estimated effect of IAS 32, IAS 39 and IFRS 4 for the six months to 30 June 2004.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE HALF YEAR ENDED 30 JUNE 2005 (unaudited)

In the income statement below, the comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	First half		First half		Full year
	2005		2004		2004
					(Audited)
	£m		£m		£m

Interest receivable	10,167		7,598		16,632
Interest payable	5,433		3,287		7,561

Net interest income	4,734		4,311		9,071

Fees and commissions receivable	3,262		3,007		6,473
Fees and commissions payable	(909)		(827)		(1,926)
Other non - interest income (excluding insurance premium income)	2,549		1,995		4,126
Insurance premium income	2,956		2,963		6,146
Reinsurers’ share	(127)		(257)		(499)

Non-interest income	7,731		6,881		14,320

Total income	12,465		11,192		23,391

Operating expenses*	5,808		4,879		10,362

Profit before other operating charges	6,657		6,313		13,029
Insurance claims	2,162		2,125		4,565
Reinsurers’ share	(40)		(135)		(305)

Operating profit before provisions	4,535		4,323		8,769

Provisions	847		738		1,485

Operating profit before tax	3,688		3,585		7,284

Tax on operating profit	1,095		987		1,995

Profit for the period	2,593		2,598		5,289
Minority interests	34		81		177
Preference dividends	25		116		256

Profit attributable to ordinary shareholders	2,534		2,401		4,856

Basic earnings per ordinary share (Note 5 on page 42)	79.8	p	79.7	p	157.4	p

Diluted earnings per ordinary share (Note 5 on page 42)	79.2	p	79.2	p	155.9	p

* Operating expenses include:
	£m		£m		£m
Integration costs:
Administrative expenses	137		55		267
Depreciation and amortisation	144		123		253

	281		178		520

Amortisation of purchased intangible assets	42		4		45

	323		182		565

THE ROYAL BANK OF SCOTLAND GROUP plc

In the section below and the section on Divisional performance, the results for the first half of 2005 are based on all IFRS extant at 30 June 2005. The comparative figures for the six months ended 30 June 2004 reflect all applicable IFRS except for those relating to financial instruments and insurance contracts (IAS 32, IAS 39 and IFRS 4), which, as permitted by IFRS 1, have been applied from 1 January 2005.

REVIEW OF CONDENSED CONSOLIDATED INCOME STATEMENT

Profit
Profit before tax was up £103 million, 3%, from £3,585 million to £3,688 million. Profit in 2005 was adversely affected by the implementation of IAS 32, IAS 39 and IFRS 4 through changes in the timing of recognition of income and costs, classification of debt and equity, and impairment provisions.

Total income
Total income was up 11% or £1,273 million to £12,465 million. The Group achieved strong growth in income during the first half of 2005.

Net interest income increased by 10% to £4,734 million. Average loans and advances to customers and average customer deposits grew by 27% and 18% respectively, or 19% and 10% respectively excluding acquisitions.

Non-interest income increased by 12% to £7,731 million. Fees receivable were up 8%. Income from trading activities increased by 17%, £174 million, due to increased volumes in Financial Markets reflecting growth in customer-driven products. Insurance net premium income increased by 5% to £2,829 million. Income from rental assets (operating lease and investment property portfolios) grew by 11% to £725 million.

Operating expenses
Operating expenses rose by 19% to £5,808 million in support of higher business volumes together with investments in efficiency enhancement and business development initiatives. Integration costs were £281 million compared with £178 million in the first half of 2004, including £140 million of software amortisation under IFRS in both periods relating to the acquisition of NatWest. The balance principally relates to the integration of Churchill, First Active and Citizens' acquisitions, including Charter One which was acquired in August 2004.

Cost:income ratio
The Group's cost:income ratio was 46.6% compared with 43.6% in 2004. The increase was due to the acquisition of Charter One and the impact on income in 2005 of IAS 32, IAS 39 and IFRS 4.

Net insurance claims
Bancassurance and general insurance claims, after reinsurance, which under IFRS include maturities and surrenders, increased by 7% to £2,122 million reflecting volume growth and maturities of our guaranteed capital bond.

Provisions
The profit and loss charge for impairment provisions was £847 million compared with £738 million in the first half of 2004. The increase reflects growth in lending in prior years, increased arrears in credit cards and unsecured personal lending, and the implementation of IAS 39.

Earnings
Basic earnings per ordinary share was stable at 79.8p.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The contribution of each division before amortisation of purchased intangible assets, integration costs and, where appropriate, Manufacturing costs is detailed below.

	First half	First half
	2005	2004	Increase
	£m	£m	%

Corporate Banking and Financial Markets	2,534	2,062	23
Retail Markets
Retail Banking	1,480	1,600	(8)
Retail Direct	325	403	(19)
Wealth Management	208	183	14
Total Retail Markets	2,013	2,186	(8)
Manufacturing	(1,317)	(1,211)	(9)
Citizens	749	430	74
RBS Insurance	435	394	10
Ulster Bank	251	211	19
Central items	(654)	(305)	(114)

Profit before amortisation of purchased intangibles
and integration costs	4,011	3,767	6
Amortisation of purchased intangible assets	42	4	950
Integration costs	281	178	58

Profit before tax	3,688	3,585	3

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS

The comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	First half	First half
	2005	2004
	£m	£m

Net interest income excluding funding cost of rental assets	1,700	1,447
Funding cost of rental assets	(233)	(197)

Net interest income	1,467	1,250

Fees and commissions receivable	786	825
Fees and commissions payable	(134)	(126)
Income from trading activities	1,175	1,025
Income on rental assets	725	654
Other operating income	289	155

Non-interest income	2,841	2,533

Total income	4,308	3,783

Direct expenses
- staff costs	982	830
- other	256	233
- operating lease depreciation	351	343

	1,589	1,406

Contribution before provisions	2,719	2,377
Provisions	185	315

Contribution	2,534	2,062

Corporate Banking and Financial Markets (“CBFM”) is the largest provider of banking services and structured financing to medium and large businesses in the UK and a growing provider of debt financing and risk management solutions to large businesses in Europe and North America and to financial institutions worldwide.

The business provides an integrated range of products and services including corporate and commercial banking, treasury and capital markets products, structured and acquisition finance, trade finance, leasing and factoring. CBFM is also a leading global provider of debt, foreign exchange and derivatives products and includes RBS Greenwich Capital in North America.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE BANKING AND FINANCIAL MARKETS (continued)

Contribution increased by £472 million, 23% to £2,534 million reflecting growth in all business areas and a lower charge for provisions.

Total income was up £525 million, 14% to £4,308 million. Strong growth was achieved across all major geographies, with our non-UK businesses continuing to produce good results, reflecting the investment we have made in them in prior years.

Net interest income, excluding the cost of funding rental assets, increased £253 million, 17% to £1,700 million. Average loans and advances to customers in the banking businesses increased by 20% to £125.2 billion partly due to higher utilisations of lending facilities by large corporates. Average customer deposits in the banking businesses also increased by 15% to £83.1 billion, with particularly strong growth in large corporate and institutional deposits. The increase in 2005 also reflects the classification and recognition of lending fees under IFRS.

Non-interest income rose by 12% to £2,841 million. Fees receivable fell by £39 million, 5% to £786 million due to the classification and recognition of lending fees as interest income under IFRS which was partially offset by an increase in fees earned from customer services in risk management, financial structuring, debt-raising and banking operations as we continued to extend our customer franchise. Fees payable increased by £8 million, 6% to £134 million.

Income from trading activities, which arises from our role in providing customers with debt and risk management products in interest rate, currency and credit rose by 15% to £1,175 million. The income growth has been achieved through increasing customer volumes across the product range and the strengthening of our customer franchise, notably with global financial institutions. Average trading value-at-risk remained modest at around £12 million.

The asset rental business comprising operating lease assets and investment properties continued to grow with average rental assets increasing by 7% to £11.7 billion; income from rental assets was 11% higher at £725 million.

Other operating income, including realised gains and changes in fair value of financial assets in 2005, increased by £134 million, 86% to £289 million.

Direct expenses increased by £183 million, 13% to £1,589 million. The increase in staff costs reflects higher performance-related bonuses and the expansion of our debt capital markets business in the US in the second half of last year.

Provisions were £185 million compared with £315 million, a reduction of £130 million, 41%. The charge for the first half of 2005, which includes the effect of discounting required under IFRS, reflects the continuing strong credit fundamentals in our corporate lending portfolio.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS

Retail Markets comprises Retail Banking, Retail Direct and Wealth Management. The performance of each of these divisions is discussed on pages 9 to 12.

	First half	First half
	2005	2004
	£m	£m

Net interest income	2,181	2,074
Non-interest income	1,791	1,763

Total income	3,972	3,837

Direct expenses
- staff costs	733	712
- other	430	376

	1,163	1,088

Insurance net claims	226	231

Contribution before provisions	2,583	2,518
Provisions	570	332

Contribution	2,013	2,186

Retail Markets was established in June 2005 to strengthen co-ordination and delivery of the Group’s multi-brand retail strategy.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL BANKING

The comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	First half	First half
	2005	2004
	£m	£m

Net interest income	1,542	1,499
Non-interest income	1,079	1,119

Total income	2,621	2,618

Direct expenses
- staff costs	477	471
- other	143	130

	620	601

Insurance net claims	226	231

Contribution before provisions	1,775	1,786
Provisions	295	186

Contribution	1,480	1,600

Retail Banking comprises both The Royal Bank of Scotland and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets through a network of branches, telephone, ATMs and the internet.

Contribution fell by 8% or £120 million to £1,480 million, reflecting a slower pace of growth in consumer lending and an increased charge for provisions. In addition, the implementation of IAS 39 and IFRS 4 adversely affected 2005 results.

Total income increased by £3 million to £2,621 million. Overall customer numbers have continued to increase since June 2004 with personal customers up 260,000. We have also opened more savings accounts for our existing current account customers and new customers, with personal savings accounts up by 423,000 in the past year.

Net interest income was 3% or £43 million higher at £1,542 million. The increase reflects growth in loans and deposits offset by a decline in net interest margin and the effect of implementing IFRS. Growth in customer advances, particularly mortgage lending, remains strong. Average loans to customers grew by 14% to £73.3 billion, although the rate of growth has slowed in the first half of this year. Average mortgage lending grew by 16% to £45.1 billion, with unsecured personal lending up 12% to £13.0 billion and business loans up 10% to £15.2 billion. Average customer deposits increased by 7% to £69.7 billion.

Net interest margin declined as price repositioning of the unsecured lending book resulted in a greater percentage at current pricing; growth in savings products outstripped that in current accounts and other low interest accounts; and low risk mortgages continued to grow strongly.

In non-interest income, bancassurance premium and other income was £319 million compared with £313 million, reflecting improved investment returns and strong sales of commission-based single premium bonds.

Other non-interest income decreased by £46 million to £760 million. This reflects growth in fee income in both core personal and small business banking areas being more than offset by classification and recognition of lending fees under IAS 39 as interest income in 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

Direct expenses increased by 3% or £19 million to £620 million. We continue to invest in customer- facing activities with the focus on customer service and staff availability. At the same time we are achieving operating efficiencies in other areas.

Net claims in bancassurance, which under IFRS include maturities and surrenders, were £226 million compared with £231 million in 2004, mainly reflecting the effect of IFRS 4 on 2005 results offsetting maturities of our successful guaranteed capital bond.

The charge for loan impairment provisions increased by £109 million to £295 million. The increased charge principally reflects the growth in lending in recent years, including the 17% growth achieved in 2004 and the effect in 2005 of discounting required under IFRS.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL DIRECT

The comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	First half	First half
	2005	2004
	£m	£m

Net interest income	425	378
Non-interest income	532	471

Total income	957	849

Direct expenses
- staff costs	129	118
- other	225	184

	354	302

Contribution before provisions	603	547
Provisions	278	144

Contribution	325	403

Retail Direct issues a comprehensive range of credit and charge cards through The Royal Bank of Scotland, NatWest and other brands, including MINT and Tesco Personal Finance (TPF). Other products and services are offered to consumers through The One account, First Active UK, Direct Line Financial Services, Lombard Direct and other brands. Through Streamline and International Merchant Services, which includes WorldPay and Bibit, it is one of the leading merchant acquirers in the world. Retail Direct also offers a range of consumer products in Continental Europe through the RBS and Comfort brands.

Contribution decreased by £78 million, 19% to £325 million due to increased provisions and effect of discounting under IFRS in 2005 partially offset by underlying business growth.

Total income was up 13% or £108 million to £957 million, reflecting continued strong growth in cards and payment services, supermarket banking (TPF) and mortgages. During the twelve months to 30 June 2005, the total number of customer accounts increased by 635,000, of which 325,000 were in the first half of 2005.

Net interest income was up 12% or £47 million to £425 million. Average lending rose by 11% to £23.5 billion, with slower growth in unsecured lending and continued strong growth in mortgage lending up 25% at £10.6 billion. The growth in mortgage lending resulted mainly from the successful launch of First Active UK whilst The One Account has grown 18%. Average customer deposits were £2.7 billion, up 1% from the prior year.

Non-interest income was up 13% or £61 million to £532 million reflecting growth in underlying transaction volumes.

Direct expenses increased by 17% or £52 million to £354 million reflecting higher business volumes and investment in new business areas, including First Active UK.

Loan impairment provisions increased by £134 million, 93% to £278 million, partly due to the requirement under IFRS to discount expected recoveries. The increased charge also reflects both balance growth in previous years and the increase in credit card arrears that began to emerge in the second half of 2004; this continued into 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - WEALTH MANAGEMENT

The comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	First half	First half
	2005	2004
	£m	£m

Net interest income	214	197
Non-interest income	180	173

Total income	394	370

Expenses
- staff costs	127	123
- other	62	62

	189	185

Contribution before provisions	205	185
Provisions	(3)	2

Contribution	208	183

Wealth Management comprises Coutts Group, Adam & Company, The Royal Bank of Scotland International, and NatWest Offshore.

Contribution increased by £25 million, 14% to £208 million.

Total income increased by £24 million or 6% to £394 million. This primarily reflects good growth in Coutts UK which increased its customer base by 7% over the 12 months from June 2004.

Net interest income increased by £17 million, 9% to £214 million, reflecting good growth in lending and deposit volumes. Average loans to customers increased by 20% to £7.1 billion and average deposits by 8% to £22.8 billion.

Non-interest income increased by £7 million, 4% to £180 million, with higher fee income resulting from an increase in investment volumes partially offset by the classification and recognition of lending fees as interest income under IFRS. The former reflected both new business and an improvement in equity markets. Investment management assets excluding deposits increased by £1.5 billion or 7% to £23.1 billion in the first half of 2005.

Expenses increased by £4 million, 2% to £189 million due to an increase in staff costs of £4 million.

Net recoveries of loan impairment provisions amounted to £3 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

The comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	First half	First half
	2005	2004
	£m	£m

Staff costs	358	351
Other costs	959	860

Total manufacturing costs	1,317	1,211

Analysis:
Group Technology	449	406
Group Purchasing and Property Operations	485	438
Customer Support and other operations	383	367

Total manufacturing costs	1,317	1,211

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services.

Manufacturing drives optimum efficiencies and supports income growth across multiple brands and channels by using a single scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to shared costs principally in respect of the Group's UK and Ireland banking and insurance operations. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets.

Manufacturing's costs increased by £106 million or 9% to £1,317 million. This includes the effect of software amortisation under IFRS; excluding this, costs rose by 6%.

Group Technology costs increased by 11% to £449 million. Excluding software amortisation, costs grew by 4%, reflecting increased expenditure to support business volumes partly offset by efficiency improvements.

Group Purchasing and Property Operations costs increased by 11% to £485 million, reflecting the continuing upgrade of the Group’s regional property portfolio, including Birmingham, Manchester and Southend, as well as our continuing programme of branch improvements.

Customer Support and other operations costs were up £16 million or 4%. Higher costs to support growth in transaction volumes in the customer-facing businesses were partially offset by the benefits of increased efficiency in operations.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

The comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	First half	First half	First half	First half
	2005	2004	2005	2004
	£m	£m	$m	$m

Net interest income	1,023	666	1,916	1,215
Non-interest income	525	255	985	463

Total income	1,548	921	2,901	1,678

Expenses
- staff costs	390	246	731	449
- other	348	190	652	346

	738	436	1,383	795

Contribution before provisions	810	485	1,518	883
Provisions	61	55	115	99

Contribution	749	430	1,403	784

Average exchange rate - US$/£	1.874	1.822

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the northeastern United States and through non-branch offices in other states. Citizens was ranked the 8th largest commercial banking organisation in the US based on deposits as at 30 June 2005. During 2004 Citizens completed a number of acquisitions including the credit card business of People’s Bank of Connecticut in March 2004, Charter One Financial, Inc. in August 2004 and Lynk Systems, Inc., a merchant credit card acquirer and processor of ATM business, in September 2004. It also engaged in a joint venture to distribute credit cards to the customers of Kroger, the second largest US supermarkets group.

Contribution reported in sterling rose by 74% to £749 million. Contribution increased in US dollar terms by 79% or $619 million to $1,403 million, reflecting strong organic growth and the contribution of Charter One, which was acquired on 31 August 2004. Excluding Charter One, contribution increased by 13% or $103 million to $887 million. Contribution from Charter One in the first half was $516 million.

Total income in sterling was up 68% to £1,548 million and in US dollar terms was up 73% or $1,223 million to $2,901 million. Excluding Charter One, total income was up 13% or $212 million to $1,890 million.

Net interest income in sterling rose by 54% to £1,023 million. Net interest income in US dollar terms increased by 58% or $701 million to $1,916 million, reflecting strong organic growth in personal loans and deposits. Excluding Charter One, net interest income was up 7% or $91 million to $1,306 million with good volume growth more than offsetting the impact on margins caused by the effect of interest rate movements on asset spreads. Average loans were up 17% or $8 billion and average deposits up 9% or $6 billion, excluding Charter One.

Non-interest income increased by £270 million to £525 million or $522 million to $985 million. Excluding Charter One, non-interest income was up 26% or $121 million to $584 million, reflecting our joint venture with Kroger and the acquisitions of Lynk and the People’s Bank credit card business, as well as good growth in underlying business.

THE ROYAL BANK OF SCOTLAND GROUP plc

Expenses, including Charter One for the first time, rose £302 million to £738 million; in US dollar terms, the increase was 74% or $588 million to $1,383 million. Excluding Charter One, expenses were up 16% or $125 million to $920 million.

Provisions, again including Charter One for the first time, increased by £6 million or $16 million from $99 million to $115 million. Excluding Charter One, provisions were down $16 million. Credit quality metrics remain strong.

The integration of Charter One is progressing well and all key phases of the IT conversion have been completed ahead of schedule. This involved the conversion to Citizens’ systems of over 750 branches and three million customer accounts spread over a wide geography.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE

The comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	First half	First half
	2005	2004
	£m	£m

Earned premiums	2,778	2,701
Reinsurers' share	(133)	(236)

Insurance premium income	2,645	2,465
Net fees and commissions	(230)	(206)
Other income	261	209

Total income	2,676	2,468

Expenses
- staff costs	163	157
- other	182	157

	345	314

Gross claims	1,941	1,877
Reinsurers' share	(45)	(117)

Net claims	1,896	1,760

Contribution	435	394

RBS Insurance sells and underwrites retail, commercial and wholesale insurance on the telephone, the internet, and through brokers and intermediaries. The Retail Divisions of Direct Line and Churchill sell general insurance and motor breakdown services direct to the customer. The Partnership Division is a leading wholesale provider of insurance and motoring related services. Through its International Division, Direct Line sells insurance in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through its network of brokers and intermediaries.

Contribution increased by 10% or £41 million to £435 million reflecting volume growth and expense control in a very competitive market.

Total income was up 8% or £208 million to £2,676 million. Earned premium income rose by 3% to £2,778 million. Net of reinsurance, insurance premium income rose by 7% or £180 million to £2,645 million, despite pressure on pricing in the motor market. UK motor insurance policies in-force (including Privilege) rose by 6% since June 2004 to 8.6 million, while motor policies in Continental Europe grew by 15% to 1.8 million. Non-motor policies, including home, rescue and pet insurance, increased to 11.3 million at 30 June 2005.

Net fees and commissions payable increased by 12%, as a result of premium growth in our Broker business. Other income rose by 25%, reflecting increased investment income.

Expenses increased by 10% or £31 million to £345 million.

Net of reinsurance, claims increased by 8% to £1,896 million. This primarily reflects volume growth in the component parts, the severe storms experienced in parts of the UK in the first half of the year and a slight change in the mix of products.

The integration of the Churchill Group is fully on track and its contribution, net of manufacturing costs, was £103 million in the first half. We expect the integration to be completed in the last quarter of this year.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

The comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	First half	First half
	2005	2004
	£m	£m

Net interest income	306	256
Non-interest income	102	95

Total income	408	351

Expenses
- staff costs	91	86
- other	36	36

	127	122

Contribution before provisions	281	229
Provisions	30	18

Contribution	251	211

Ulster Bank, including First Active, provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets.

Contribution increased by 19% or £40 million to £251 million.

Total income increased by 16% or £57 million to £408 million reflecting strong volume growth, particularly in residential mortgages and business lending. The number of personal and business customers increased since June 2004 by 86,000.

Net interest income rose by 20% or £50 million to £306 million, reflecting strong growth in both average customer lending and deposits. Mortgage growth in the Republic of Ireland was particularly strong. Overall net interest margin declined reflecting the business mix effects of continued organic growth in mortgage loans, and total lending growing faster than customer deposits.

Non-interest income increased by £7 million, 7%, to £102 million. This reflected increased volumes of customer transactions and strong growth in card transaction volumes.

Expenses increased by 4% or £5 million to £127 million, principally due to higher staff costs reflecting growth in staff numbers to support business expansion.

The charge for loan impairment provisions increased by £12 million to £30 million reflecting growth in lending balances and the effect of implementing IAS 39. Asset quality remained strong.

The integration of First Active is fully on track.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

The comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	First half	First half
	2005	2004
	£m	£m

Funding costs	405	113
Departmental and corporate costs	249	192

Total Central items	654	305

The Centre comprises group and corporate functions, such as capital raising, finance and human resources, which manage capital requirements and provide services to the operating divisions.

Total Central items increased by £349 million to £654 million.

Funding costs at £405 million, were up from £113 million largely due to funding costs related to the acquisition of Charter One in August 2004, the effect of implementing IAS 32 (reclassification of funding costs on preference shares and trust preferred securities from dividends payable and minority interests respectively to interest payable) and IAS 39 (on derivatives and hedging). The Group’s primary objective is to hedge its economic risks. So as not to distort divisional results, volatility attributable to derivatives in economic hedges that do not meet the criteria in IFRS for hedge accounting is transferred to the Group’s central treasury function.

Central departmental costs and other corporate items at £249 million were £57 million higher than the first half of 2004. This is principally due to higher pension costs, an increase in share-based payment costs under IFRS and ongoing expenditure on mandatory projects such as Basel II and Sarbanes-Oxley Section 404.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET, INTEREST RATES, YIELDS, SPREADS AND MARGINS

	First half 2005			First half 2004
	Average balance	Interest	Rate	Average balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Treasury and other eligible bills	3,245	70	4.31	683	12	3.51
Loans and advances to banks	23,823	454	3.81	23,636	364	3.08
Loans and advances to customers	302,510	8,811	5.83	238,199	6,502	5.46
Debt securities	38,860	832	4.28	40,659	720	3.54

Interest-earning assets - banking business	368,438	10,167	5.52	303,177	7,598	5.01

Trading business	159,933			116,605
Non-interest-earning assets	173,805			67,663

Total assets	702,176			487,445

Liabilities
Deposits by banks	58,901	934	3.17	46,881	611	2.61
Customer accounts	217,239	3,144	2.89	183,872	2,059	2.24
Debt securities in issue	68,658	1,227	3.57	49,012	661	2.70
Subordinated liabilities	26,935	644	4.78	16,998	307	3.61
Internal funding of trading business	(37,151)	(516)	2.78	(30,993)	(351)	2.27

Interest-bearing liabilities - banking business	334,582	5,433	3.25	265,770	3,287	2.47

Trading business	159,883			114,402
Non-interest-bearing liabilities
- demand deposits	29,090			25,512
- other liabilities	146,769			52,705
Shareholders’ equity	31,852			29,056

Total liabilities	702,176			487,445

Notes:
  Average interest-earning assets and average interest-bearing liabilities include £2,676 million (2004 - £2,214 million) and £873 million (2004 - £303 million) respectively attributable to the Group’s bancassurance operations. Related net interest expense of £30 million (2004 - £21 million) is included in net interest income.
  Interest receivable and interest payable on trading assets and liabilities are recorded in income from trading activities.
	First half	First half
	2005	2004
	%	%
Average rate
The Group's base rate	4.75	4.06
London inter-bank three month offered rates
Sterling	4.91	4.37
Eurodollar	3.06	1.21
Euro	2.13	2.07

Gross yield on interest-earning assets of banking business	5.52	5.01
Cost of interest-bearing liabilities of banking business	3.25	2.47

Interest spread of banking business	2.27	2.54
Benefit from interest-free funds	0.30	0.30

Net interest margin of banking business	2.57	2.84

The Group’s net interest margin at 2.57% was down from 2.84% in 2004. Of the reduction of 27 basis points, strong organic growth in lower margin mortgage lending accounted for 9 basis points. The balance of the decline includes the flattening of the US dollar yield curve (4 basis points), a change in the deposit mix (3 basis points), the price repositioning of the Group’s UK retail unsecured lending book (3 basis points), higher levels of rental assets (2 basis points) and the effect of implementation of IAS 32, IAS 39 and IFRS 4 (4 basis points), reflecting reclassification of preference shares from shareholders’ funds to liabilities partially offset by the classification and recognition of lending fees.

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND PROVISIONS

	First half	First half	Full year
	2005	2004	2004
	£m	£m	£m

Non-interest income

Dividend income	54	32	79

Fees and commissions receivable	3,262	3,007	6,473
Fees and commissions payable - banking	(678)	(619)	(1,372)
Fees and commissions payable - insurance related	(231)	(208)	(554)

Net fees and commissions	2,353	2,180	4,547

Foreign exchange	264	295	616
Securities	574	501	847
Interest rate derivatives	384	252	525

Income from trading activities	1,222	1,048	1,988

Bancassurance income	135	97	219
Income on rental assets and other income	1,138	818	1,840

Other operating income	1,273	915	2,059

Non-interest income (excluding insurance premiums)	4,902	4,175	8,673
Insurance net premium income	2,829	2,706	5,647

Total non-interest income	7,731	6,881	14,320

Staff costs - wages, salaries and other staff costs	2,450	2,135	4,457
Staff costs - social security costs	178	152	295
Staff costs - pension costs	244	186	436
Premises and equipment	643	527	1,177
Other administrative expenses	1,362	1,112	2,323
Depreciation and amortisation	931	767	1,674

Operating expenses	5,808	4,879	10,362

General insurance	1,889	1,759	3,558
Bancassurance	233	231	702

Insurance net claims	2,122	1,990	4,260

Loan impairment provisions	842	706	1,402
Provisions against available-for-sale securities	5	32	83

Provisions	847	738	1,485

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET AT 30 JUNE 2005 (unaudited)

In the condensed consolidated balance sheet below, the comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	30 June	31 December	30 June
	2005	2004	2004
		(Audited)
	£m	£m	£m
Assets
Cash and balances at central banks	3,419	4,293	3,157
Items in the course of collection from other banks	2,819	2,629	3,149
Treasury bills and other eligible bills	7,783	6,110	6,902
Loans and advances to banks	59,151	58,444	60,343
Loans and advances to customers	404,224	347,251	291,605
Debt securities	105,579	93,908	92,024
Equity shares	6,857	4,723	4,010
Intangible assets	19,722	19,242	14,820
Property, plant and equipment	17,369	16,428	15,109
Settlement balances	12,853	5,682	10,288
Derivatives at fair value	107,504	17,800	10,383
Other assets, prepayments and accrued income	9,890	11,612	10,258

Total assets	757,170	588,122	522,048

Liabilities and equity
Deposits by banks	106,681	99,081	84,123
Items in the course of transmission to other banks	1,098	802	996
Customer accounts	327,350	283,315	252,364
Debt securities in issue	75,178	63,999	55,559
Settlement balances and short positions	49,071	32,990	38,058
Derivatives at fair value	107,781	18,876	11,410
Other liabilities, accruals and deferred income	18,875	21,955	20,066
Post-retirement benefit liabilities	2,951	2,940	2,108
Deferred taxation liabilities	1,843	2,061	1,738
Provisions for liabilities and charges	4,381	4,340	4,035
Subordinated liabilities	27,767	20,366	17,832

Total liabilities	722,976	550,725	488,289
Equity:
Minority interests	907	3,492	2,337
Shareholders’ equity	33,287	33,905	31,422
Total equity	34,194	37,397	33,759

Total liabilities and equity	757,170	588,122	522,048

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET

Total assets of £757.2 billion at 30 June 2005 were up £169.0 billion, 29%, compared with 31 December 2004, with £108.4 billion of this increase arising from the implementation of IAS 32, IAS 39 and IFRS 4 on 1 January 2005, and the balance reflecting business growth.

Treasury bills and other eligible bills increased by £1.7 billion, 27%, to £7.8 billion, reflecting trading activity.

Loans and advances to banks rose £0.7 billion, 1%, to £59.2 billion. Excluding the effects of implementing IAS 32 and IAS 39, they declined £3.9 billion, 6%, with bank placings down £0.7 billion, 3% to £27.9 billion, and reverse repurchase agreements and stock borrowing ("reverse repos"), decreasing £3.2 billion, 9%, to £31.3 billion.

Loans and advances to customers were up £57.0 billion, 16%, at £404.2 billion of which £32.6 billion resulted from the implementation of IAS 32 and IAS 39, mainly as a result of the grossing up of previously netted customer balances. Excluding this and a decrease in reverse repos, down 15%, £9.8 billion to £54.8 billion, customer lending was up £34.2 billion, 11% to £349.4 billion reflecting organic growth across all divisions.

Debt securities increased by £11.7 billion, 12%, to £105.6 billion, principally due to increased holdings in Financial Markets.

Equity shares rose £2.1 billion, 45%, to £6.9 billion. Excluding the effects of IAS 39, they were up £1.6 billion, 31%, mainly due to increased activity in Financial Markets.

Intangible assets increased by £0.5 billion, 2% to £19.7 billion largely due to exchange rate movements.

Property, plant and equipment were up £0.9 billion, 6% to £17.4 billion, principally as a result of growth in operating lease assets.

Settlement balances increased by £7.2 billion to £12.9 billion as a result of increased levels of customer activity.

Derivatives at fair value were higher by £89.7 billion at £107.5 billion, including £72.1 billion resulting from the implementation of IAS 32 and IAS 39, with £71.5 billion arising from the grossing up of previously netted balances. Excluding this, derivatives were up £17.6 billion, 20%, primarily reflecting higher trading volumes and movements in interest and exchange rates.

Other assets, prepayments and accrued income decreased by £1.7 billion, 15% to £9.9 billion, mainly due to the implementation of IAS 32 and IAS 39.

Deposits by banks increased by £7.6 billion, 8% to £106.7 billion, of which £6.1 billion arose from the implementation of IAS 32 and IAS 39. The remaining £1.5 billion was raised to fund business growth, with inter-bank deposits up £8.0 billion, 14% to £65.4 billion largely offset by a reduction in repos, down £6.5 billion, 14%, to £41.3 billion.

Customer accounts were up £44.0 billion, 16% at £327.4 billion with £28.8 billion arising from the implementation of IAS 32 and IAS 39, largely reflecting the grossing up of previously netted deposits. Excluding this and repos, which decreased £4.0 billion, 7% to £50.5 billion, deposits rose by £19.2 billion, 7%, to £276.9 billion with good growth in all divisions.

Debt securities in issue increased by £11.2 billion, 17%, to £75.2 billion, with £1.1 billion resulting from the implementation of IAS 39, and £10.1 billion raised primarily to meet the Group's funding requirements.

The increase in settlement balances and short positions, up £16.1 billion, 49%, largely reflected growth in customer activity.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET (continued)

Derivatives at fair value were up £88.9 billion to £107.8 billion, including £73.3 billion resulting from the implementation of IAS 32 and IAS 39, with £71.5 billion arising from the grossing up of previously netted balances. Excluding this, derivatives were up £15.6 billion, 17% primarily reflecting higher trading volumes and movements in interest and exchange rates.

Other liabilities, accruals and deferred income decreased by £3.1 billion, 14% to £18.9 billion, largely due to the implementation of IAS 32 and IAS 39.

Subordinated liabilities were up £7.4 billion, 36% to £27.8 billion, including £7.0 billion due to the reclassification as debt of the majority of the Group’s existing preference share capital and non-equity minority interests following the implementation of IAS 32 and IAS 39. The balance, £0.4 billion, reflected the issue of £0.7 billion (Canadian$700 million and US$750 million) dated loan capital and exchange rate movements of £0.9 billion which were partially offset by the redemption of £0.8 billion (US$500 million and €750 million) non-cumulative convertible preference shares and £0.4 billion (US$400 million and £165 million) dated loan capital.

Shareholders’ equity decreased by £0.6 billion, 2%, to £33.3 billion. The implementation of IAS 32 and IAS 39 reduced shareholders’ equity by £3.9 billion, largely as a result of the reclassification as debt of the majority of the Group’s preference share capital, £3.2 billion. Excluding this, shareholders’ equity was up by £3.3 billion, 11%. The profit for the period of £2.6 billion, issue of £1.3 billion (€1,250 million and US$1,000 million) non-cumulative equity preference shares and £0.2 billion of ordinary shares in respect of scrip dividends and the exercise of share options, together with the exchange rate movements on the Group’s net foreign investments, £0.5 billion, were partly offset by the payment of the 2004 final ordinary dividend, £1.3 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 30 JUNE 2005 (unaudited)

	First half	First half	Full year
	2005	2004	2004
			(Audited)
	£m	£m	£m

Net unrealised gains on available-for-sale financial assets	141	-	-
Net unrealised losses on cash flow hedges	(94)	-	-
Currency retranslation of net assets less related hedges	478	(101)	(598)
Actuarial losses recognised in post-retirement benefit schemes	-	-	(1,136)
Currency translation adjustment on share premium account	-	(60)	(231)
Other movements	19	11	17

Net income recognised directly in equity	544	(150)	(1,948)
Profit for the period	2,593	2,598	5,289

Recognised income and expense - minority interests	34	14	(11)
Recognised income and expense - shareholders’ equity	3,103	2,434	3,352
Total recognised income and expense	3,137	2,448	3,341
Dividends	(1,358)	(1,243)	(1,991)
Issue of ordinary and preference shares	1,497	2,822	5,056
Change in minority interests	(55)	(1)	1,258

Net increase in total equity	3,221	4,026	7,664

Opening total equity – UK GAAP	35,694	28,811	28,811
Implementation of IFRS (excluding IAS 32 and IAS 39)	1,703	922	922

Opening total equity as restated (excluding IAS 32 and IAS 39)	37,397	29,733	29,733
Implementation of IFRS (IAS 32 and 39)	(6,424)	-	-

Opening total equity as restated*	30,973	29,733	29,733
Net increase in total equity	3,221	4,026	7,664

Closing total equity	34,194	33,759	37,397

* The effects of the implementation of IFRS on UK GAAP shareholders’ funds and minority interests are shown on pages 73 to 76.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE HALF YEAR ENDED 30 JUNE 2005 (unaudited)

	First half	First half
	2005	2004
	£m	£m
Operating activities
Group operating profit	3,688	3,585

Adjustments for:
Depreciation and amortisation	930	767
Interest on subordinated liabilities	643	304
Pension charge for defined benefit schemes	218	170
Movement on share based compensation scheme reserve	18	15
Other non-cash items	(711)	(528)

Net cash inflow from trading activities	4,786	4,313
Changes in operating assets and liabilities	(218)	1,759

Net cash flows from operating activities before tax	4,568	6,072
Income taxes paid	(751)	(436)

Cash flow from operating activities	3,817	5,636

Investing activities
Sale and maturity of securities	19,542	22,485
Purchase of securities	(21,823)	(22,068)
Sale of property and equipment	1,499	853
Purchase of property and equipment	(2,493)	(2,330)
Cash contribution to defined benefit pension schemes	(199)	(86)
Net investment in subsidiaries, associates and intangible assets	(86)	(2,095)

Cash flows from investing activities	(3,560)	(3,241)

Financing activities
Issue of ordinary shares	89	2,769
Issue of equity preference shares	1,343	-
Issue of subordinated liabilities	723	1,193
Net equity minority interest acquired	122	(1)
Repayments of subordinated liabilities	(1,155)	(174)
Dividends paid	(1,293)	(1,201)
Interest on subordinated liabilities	(687)	(340)

Cash flows from financing activities	(858)	2,246

Net (decrease)/increase in cash and cash equivalents	(601)	4,641
Cash and cash equivalents 1 January	50,021	48,121

Cash and cash equivalents 30 June	49,420	52,762

Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.    Accounting policies

a       Adoption of International Financial Reporting Standards

The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB), including IAS 34 ‘Interim Financial Reporting’, and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The date of transition to IFRS for the Group and the date of its opening IFRS balance sheet was 1 January 2004. On initial adoption of IFRS, the Group applied the following exemptions from the requirements of IFRS and from their retrospective application as permitted by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1):

Business combinations – the Group has applied IFRS 3 ‘Business Combinations’ to business combinations that occurred on or after 1 January 2004. Business combinations before that date have not been restated. Under previous GAAP (‘UK GAAP’), goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. The carrying amount of goodwill in the Group’s opening IFRS balance sheet was £13,131 million, its carrying value under UK GAAP as at 31 December 2003.

Fair value or revaluation as deemed cost – under UK GAAP, the Group’s freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group has elected to use this valuation as at 31 December 2003 as deemed cost for its opening IFRS balance sheet. At this date, the carrying value under UK GAAP of freehold and long leasehold property occupied for own use was £2,391 million.

Compound financial instruments – the Group has not separated compound instruments between liability and equity components, as required by IAS 32, where the liability component was not outstanding at 1 January 2004. UK GAAP does not permit compound instruments to be separated between liability and equity components on issue.

Derecognition – the Group has applied the derecognition requirements of IAS 39 to transactions occurring on or after 1 January 1992.

Share based payments – IFRS 2 ‘Share-based Payment’ has been applied to equity instruments granted after 7 November 2002.

Implementation of IAS 32, IAS 39 and IFRS 4 – as allowed by IFRS 1, the Group has not restated its 2004 consolidated income statements and balance sheets to comply with IAS 32, IAS 39 and IFRS 4.

In preparing the Group’s 2004 full year and half year consolidated income statements and balance sheets, UK GAAP principles then current have been applied to financial instruments. The main differences between UK GAAP and IFRS on financial instruments are summarised on pages 37 to 40.

b       Accounting convention

The financial statements have been prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held for trading financial assets and financial liabilities, financial assets that are designated at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

THE ROYAL BANK OF SCOTLAND GROUP plc

Accounting policies (continued)

c       Basis of consolidation

The consolidated financial statements incorporate the financial statements of the holding company (The Royal Bank of Scotland Group plc) and entities (including certain special purpose entities) controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights.

On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary’s net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes to the Group. The results of subsidiaries sold are included up until the Group ceases to control them.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

d       Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss is determined using the effective interest rate method. The effective interest rate method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees receivable, that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held for trading and financial assets designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Payment services income is usually charged to the customer’s account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:
Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

THE ROYAL BANK OF SCOTLAND GROUP plc

Accounting policies (continued)

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is charged at the beginning of each year but is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

e       Pensions and other post-retirement benefits

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees. The cost of defined benefit pension schemes and healthcare plans is assessed by independent professionally qualified actuaries and recognised on a systematic basis over employees’ service lives.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). The current service cost and any past service costs together with the expected return on scheme assets less the unwinding of the discount on the scheme liabilities is charged to operating expenses. Actuarial gains and losses are recognised in full in the period in which they occur outside profit or loss and presented in the statement of recognised income and expense.

Contributions to defined contribution pension schemes are recognised in the income statement when payable.

f       Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss using methods that best reflect the economic benefits over their estimated useful economic lives and included in Depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	7 years
Computer software	3-5 years
Other	5-10 years

Expenditure on internally generated goodwill and brands is written off as incurred. Acquired goodwill being the excess of the cost of an acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included in the balance sheet caption ‘Intangible assets’ and that on associates and joint ventures within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

THE ROYAL BANK OF SCOTLAND GROUP plc

Accounting policies (continued)

g       Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Depreciation is charged to profit or loss on a straight-line basis so as to write off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see note t)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

h       Impairment of intangible assets and property, plant and equipment

At each reporting date, the Group assesses whether there is any indication that its intangible assets or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Irrespective of any indications of impairment, intangible assets (excluding goodwill) with indefinite useful lives are tested annually for impairment by comparing their carrying value with their recoverable amount. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

i       Foreign currencies

The Group’s consolidated financial statements are presented in sterling which is the functional currency of the holding company.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are recognised in profit or loss except for differences arising on financial liabilities hedging net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the fair value reserve in equity unless the asset is the hedged item in a fair value hedge.

THE ROYAL BANK OF SCOTLAND GROUP plc

Accounting policies (continued)

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation of foreign operations are recognised directly in equity.

j       Leases

Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairments. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see note g).

k       Insurance

General insurance
General insurance comprises short-duration contracts and includes principally property and liability insurance contracts. Due to the nature of the products sold – retail based property and casualty, motor, home and personal health insurance contracts – the insurance protection is provided on an even basis throughout the term of the policy.

Premiums from general insurance contracts are recognised in the accounting period in which they begin. Unearned premiums represent the proportion of the net premiums that relate to periods of insurance after the balance sheet date and are calculated over the period of exposure under the policy, on a daily basis, 24th’s basis or allowing for the estimated incidence of exposure under policies which are longer than twelve months. Provision is made where necessary for the estimated amount of claims over and above unearned premiums including that in respect of future written business on discontinued lines under the run-off of delegated underwriting authority arrangements. It is designed to meet future claims and related expenses and is calculated across related classes of business on the basis of a separate carry forward of deferred acquisition expenses after making allowance for investment income.

Acquisition expenses relating to new and renewed business for all classes are deferred over the period during which the premiums are unearned. The principal acquisition costs so deferred are commissions payable, costs associated with the telesales and underwriting staff and prepaid claims handling costs in respect of delegated claims handling arrangements for claims which are expected to occur after the balance sheet date. Claims and the related reinsurance are recognised in the accounting period in which the loss occurs. Provision is made for the full cost of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date, and claims handling expenses. The related reinsurance receivable is recognised at the same time.

THE ROYAL BANK OF SCOTLAND GROUP plc

Accounting policies (continued)

Life assurance
The Group’s long-term assurance contracts include whole-life, term assurance, endowment assurances, flexible whole life, pension and annuity contracts that are expected to remain in force for an extended period of time. Contracts under which the Group does not accept significant insurance risk are classified as investment contracts.

The value placed on the Group’s long-term life assurance business, comprising those contracts that involve significant insurance risk together with the related assets, represents the present value of profits inherent in in-force policies. In calculating the value of in-force policies, future surpluses expected to emerge are estimated using appropriate assumptions as to future mortality, persistency and levels of expenses, which are then discounted at a risk-adjusted rate. Changes in this value, which is determined on a post-tax basis, are included in operating profit.

The Group has reinsurance treaties that transfer significant insurance risk. Within net assets, the reinsurance cash flows are recognised when they become payable. For most contracts this effectively spreads the cost of reinsurance over the life of the reinsured contracts.

l       Taxation

Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred taxation is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

m       Financial assets

Financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held for trading; designated as fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset is classified as held-to-maturity investments only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see note d above) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss – financial assets that the Group designates on initial recognition as being at fair value through profit and loss are recognised at fair value with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held for trading or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method (see note d above) less any impairment losses.

THE ROYAL BANK OF SCOTLAND GROUP plc

Accounting policies (continued)

Available-for-sale – financial assets that are not classified as held-to-maturity; held for trading; designated at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss. Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Interest calculated using the effective interest rate (see note d above) is recognised in profit or loss.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

n       Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost – if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivable or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of current observable data, to reflect the effects of current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Financial assets carried at fair value – when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

THE ROYAL BANK OF SCOTLAND GROUP plc

Accounting policies (continued)

o       Financial liabilities

A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise. All other financial liabilities are measured at amortised cost using the effective interest method (see note d above).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

p       Sale and repurchase transactions

Securities which have been sold with an agreement to repurchase continue to be shown on the balance sheet and the sale proceeds recorded as a deposit where the Group retains substantially all the risks and rewards of ownership of the securities. Securities acquired in reverse sale and repurchase transactions are not recognised on the balance sheet and the purchase price is treated as a loan if the Group is not exposed to the risks and rewards of ownership.

q       Capital instruments

The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

r       Derivatives and hedging

Derivative financial instruments are recognised initially, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative’s components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

THE ROYAL BANK OF SCOTLAND GROUP plc

Accounting policies (continued)

Fair value hedge – in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting or if the hedging instrument expires or is sold, terminated or exercised or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate. If the hedged item is an equity share, the adjustment remains in equity until the share is sold.

Cash flow hedge - where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation - where a foreign currency liability hedges a net investment in a foreign operation, the portion of foreign exchange differences arising on translation of the liability determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss.

s       Share-based payments

The Group grants options over shares in The Royal Bank of Scotland Group plc to its employees under various share option schemes. The Group has applied IFRS 2 ‘Share-based Payment’ to grants under these schemes after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is estimated using valuation techniques which take into account the option’s exercise price, its term, the risk free interest rate and the expected volatility of the market price of The Royal Bank of Scotland Group plc’s shares. Vesting conditions are not taken into account when measuring fair value, but are reflected by adjusting the number of options included in the measurement of the transaction such that the amount recognised reflects the number that actually vest. The fair value is expensed on a straight-line basis over the vesting period.

t       Investment property

Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices in an active market for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

THE ROYAL BANK OF SCOTLAND GROUP plc

2. Significant differences between UK GAAP and IFRS accounting policies

UK GAAP	IFRS
(a) Goodwill
Goodwill arising on acquisitions after 1 October 1998 is capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before 1 October 1998 was deducted from equity. Goodwill is reviewed for impairment at the end of the first full year following an acquisition and subsequently if events or changes in circumstances indicated that its carrying value might not be recoverable.	Goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

The carrying amount of goodwill in the Group’s opening IFRS balance sheet (as at 1 January 2004) was £13,131 million, its carrying value under UK GAAP as at 31 December 2003.
(b) Intangibles other than goodwill
Computer software development costs
Most computer software development costs are written off as incurred.	Computer software development costs are capitalised if they create an identifiable intangible asset. They are amortised over their estimated useful life of three years. Net computer software development costs of £818 million were recognised on transition to IFRS.
Other intangibles
An intangible asset acquired in a business combination is capitalised separately from goodwill only if it can be disposed of separately from the revenue-earning activity to which it contributes and its value can be measured reliably.	An intangible asset is recognised as an asset separately from goodwill if it is separable or it arises from contractual or other legal rights regardless of whether these rights are transferable or separable.

Core deposit intangibles of £268 million, mortgage servicing rights of £81 million, customer relationships of £162 million and other intangibles of £18 million were recognised in business combinations that took place in 2004.
(c) Leasing
Finance lease income is recognised so as to give a level rate of return on the net cash investment in the lease; tax cash flows are taken into account in allocating income.

Assets held under operating leases are depreciated on a straight-line or reverse-annuity basis.	IFRS requires a level rate of return on the net investment in the lease. Tax cash flows are not reflected in the pattern of income recognition.

Assets held on operating leases are depreciated on a straight-line basis.
(d) Dividends
Dividends payable on ordinary shares are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.
(e) Consolidation
UK GAAP requires consolidation of entities controlled by the reporting entity. Control is the ability to direct the financial and operating policies of an entity.	All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the reporting entity.

THE ROYAL BANK OF SCOTLAND GROUP plc

Significant differences between UK GAAP and IFRS accounting policies (continued)

(f) Life assurance
To reflect the distinct nature of long-term assurance assets and liabilities attributable to policyholders, they are shown separately on the consolidated balance sheet; the results of life assurance business are presented as a single contribution to profit before tax.

Changes in embedded value determined on a post-tax basis are grossed up for inclusion in the income statement.	Assets, liabilities, income and expense of life assurance business are consolidated on a line-by- line basis.

Movements in embedded value are not grossed up i.e. they are included net of tax in profit before tax.
(g) Associates and joint ventures
An associate is an entity in which the reporting entity holds a participating interest and over whose operating and financial policies it exercises a significant influence in practice. A joint venture is an entity in which the reporting entity in practice shares control with other investors. Associates are accounted for using the equity method and joint ventures using the gross equity method.	The definitions of associate and joint venture are similar to those in UK GAAP. However, significant influence is defined as the power to participate in the financial and operating policies of the associate. A joint venture is an entity where the strategic financial and operating decisions require the unanimous consent of the parties sharing control. Associates are accounted for using the equity method. The Group proportionately consolidates its joint ventures.
(h) Property, plant and equipment
The Group’s freehold and long leasehold property occupied for its own use is recorded at valuation on the basis of existing use value.	The Group’s freehold and long leasehold property occupied for its own use is recorded at cost less depreciation.

The Group has elected to use the UK GAAP valuation as at 31 December 2003 as deemed cost for freehold and long leasehold property occupied for its own use in its opening IFRS balance sheet (1 January 2004).
(i) Investment property
Investment property is revalued annually open market value and changes in market value reflected in the Statement of Total Recognised Gains and Losses.	Investment property is stated at fair value. Any gain or loss arising from a change in fair value is recognised in profit or loss.
(j) Share-based payments
No expense is recognised for options over The Royal Bank of Scotland Group plc shares granted to employees.	The Group has applied IFRS 2 ‘Share-based Payment’ to grants of options over shares after 7 November 2002 that had not vested on 1 January 2005. The expense for these transactions is measured based on the fair value on the date the options are granted. The fair value is expensed on a straight-line basis over the vesting period.
(k) Pensions
Pension scheme assets are measured at fair value using mid-market prices.	Pension scheme assets are measured at fair value using bid prices.
(l) Income tax
Deferred tax is not accounted for in relation to revaluations of fixed assets where there is no commitment to dispose of the asset or in relation to taxable gains or losses on sales of fixed assets that are rolled over into the tax cost of replacement fixed assets.	Deferred tax is provided on fixed asset revaluations and on taxable gains and losses on fixed asset sales rolled over into the tax cost of replacement assets.

THE ROYAL BANK OF SCOTLAND GROUP plc

Significant differences between UK GAAP and IFRS accounting policies (continued)

IMPLEMENTATION OF IAS 32, IAS 39 and IFRS 4

UK GAAP	IFRS
(m) Financial instruments: financial assets
Loans are measured at cost less provisions for bad and doubtful debts, derivatives held for trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see Derivatives and hedging below).

Debt securities and equity shares intended for use on a continuing basis in the Group’s activities are classified as investment securities are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts. Other debt securities and equity shares are carried at fair value.	Under IAS 39, financial assets are classified into held-to-maturity; available-for-sale; held for trading; designated as fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Changes in the fair value of financial assets held for trading or designated as fair value are taken to profit or loss. Financial assets can be classified as held- to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as fair value through profit or loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held for trading or designated as fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.
(n) Financial instruments: financial liabilities
Under UK GAAP, short positions in securities and trading derivatives are carried at fair value; all other financial liabilities are recorded at amortised cost.	IAS 39 requires all financial liabilities to be measured at amortised cost except those held for trading and those that were designated as at fair value through profit or loss on initial recognition.

On implementation of IAS 39, no financial liabilities were designated as at fair value through profit or loss.

THE ROYAL BANK OF SCOTLAND GROUP plc

Significant differences between UK GAAP and IFRS accounting policies (continued)

IMPLEMENTATION OF IAS 32, IAS 39 and IFRS 4 (continued)

(o) Liabilities and equity
Under UK GAAP all shares were classified as shareholders’ funds. An analysis of shareholders’ funds between equity and non- equity interests is given.	There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non-derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and, if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares. On implementation of IAS 32, non-equity shares with a balance sheet value of £3,192 million and £2,568 million of non-equity minority interests were reclassified as liabilities.
(p) Effective interest rate and lending fees
Under UK GAAP, loan origination fees are recognised when received unless they are charged in lieu of interest.	IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument’s expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts.

On implementation of IAS 39, the carrying value of financial assets was reduced by £708 million and financial liabilities increased by £224 million, deferred tax was reduced by £283 million and shareholder’s equity reduced by £649 million.
(q) Derivatives and hedging
Under UK GAAP non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the income statement.	Under IAS 39, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge - the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. In a fair value hedge the gain or loss on the derivative is recognised in profit or loss as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign entity, the element of the derivative's gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the income statement. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness. On implementation of IAS 39, non- trading derivatives were remeasured at fair value.

THE ROYAL BANK OF SCOTLAND GROUP plc

Significant differences between UK GAAP and IFRS accounting policies (continued)

IMPLEMENTATION OF IAS 32, IAS 39 and IFRS 4 (continued)

(q) Derivatives and hedging (continued)
Embedded derivatives are not bifurcated from the host contract.	A derivative embedded in a contract is accounted for as stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.
(r) Loan impairment
Under UK GAAP provisions for bad and doubtful debts are made so as to record impaired loans at their ultimate net realisable value. Specific provisions are established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Interest receivable from loans and advances is credited to the income statement as it accrues unless there is significant doubt that it can be collected.	IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. There is no concept of specific and general provision - under IFRS impairment is assessed individually for individually significant assets but can be assessed collectively for other assets. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.
(s) Offset
Under UK GAAP an intention to settle net is not a requirement for set off; the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.	For a financial asset and financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously.

On implementation of IAS 32, the balance sheet value of financial assets and financial liabilities increased by £104 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

Significant differences between UK GAAP and IFRS accounting policies (continued)

IMPLEMENTATION OF IAS 32, IAS 39 and IFRS 4 (continued)

(t) Insurance contracts
All contracts within the life assurance business are accounted for as insurance contracts and the obligations to policyholders presented as Long-term assurance liabilities attributable to policyholders.

The value placed on in-force policies includes future investment margins.	IFRS 4 requires life assurance products to be classified between insurance contracts and investment contracts. The latter are accounted for in accordance with IAS 39. Insurance contracts continue to be accounted for using the embedded value methodology.

The value of in-force policies excludes any amounts that reflect future investment margins.
(u) Linked presentation
FRS 5 ‘Reporting the Substance of Transactions’ allows qualifying transactions to be presented using the linked presentation.	There is no linked presentation under IFRS. If substantially all the risks and rewards have been retained, the gross assets and related funding are presented separately.
(v) Extinguishment of liabilities
Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is removed from the balance sheet when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

3. Loan impairment provisions
Operating profit is stated after charging loan impairment provisions of £842 million (30 June 2004 - £706 million). The balance sheet loan impairment provisions decreased in the six months to 30 June 2005 from £4,145 million to £4,116 million, and the movements thereon were:

	First half	First half	Full year
	2005	2004	2004
	£m	£m	£m
At beginning of period	4,174	3,885	3,885
Effect of implementing IAS 39	(29)

At 1 January as restated	4,145
Currency translation and other adjustments	24	(42)	(98)
Acquisitions	-	100	290
Amounts written off	(905)	(702)	(1,449)
Recoveries of amounts previously written off	84	43	144
Charge to profit and loss account	842	706	1,402
Unwind of discount	(74)

At end of period	4,116	3,990	4,174

The provision at 30 June 2005 includes provision against loans and advances to banks of £5 million (31 December 2004 - £6 million; 30 June 2004 - £6 million).

THE ROYAL BANK OF SCOTLAND GROUP plc

4. Taxation
The tax charge applied to the interim results is based on the effective tax rate expected to apply for the full year. The charge for taxation is based on a UK corporation tax rate of 30% and comprises:

	First half		First half		Full year
	2005		2004		2004
	£m		£m		£m
Tax on profit before intangibles amortisation
and integration costs	1,197		1,041		2,164
Tax relief on intangibles amortisation and integration costs	(102)		(54)		(169)

	1,095	*	987	*	1,995	*

*including overseas tax of	433		313		725

The tax charge differs from that computed by applying the standard UK corporation tax rate of 30% as follows:

	First half	First half	Full year
	2005	2004	2004
	£m	£m	£m
Profit before tax	3,688	3,585	7,284

Expected tax charge	1,106	1,076	2,185
Non-equity preference dividends	35	-	-
Non-deductible items	54	13	110
Non-taxable items	(61)	(36)	(128)
Foreign profits taxed at other rates	51	13	49
Other	(90)	(79)	(221)

Actual tax charge	1,095	987	1,995

The UK tax legislation relating to the implementation of IFRS has not yet been finalised, primarily in relation to transition adjustments including hedging, and it is possible that the tax estimates included above will have to be revised as rules are finalised and relevant elections are made in respect of the large number of UK companies in the Group.

THE ROYAL BANK OF SCOTLAND GROUP plc

5. Earnings per share
Earnings per share have been calculated based on the following:

	First half		First half		Full year
	2005		2004		2004
	£m		£m		£m
Earnings
Profit attributable to ordinary shareholders	2,534		2,401		4,856
Add back dividends on dilutive convertible securities	40		-		66

Dilutive earnings attributable to ordinary shareholders	2,574		2,401		4,922

	Number of shares – millions
Weighted average number of ordinary shares
In issue during the period	3,177		3,013		3,085
Effect of dilutive share options and convertible
non-equity shares	72		18		73

Diluted weighted average number of ordinary shares
during the period	3,249		3,031		3,158

Basic earnings per share	79.8	p	79.7	p	157.4	p

Diluted earnings per share	79.2	p	79.2	p	155.9	p

6. Dividend
During the period a dividend of 41.2p per ordinary share (first half 2004 - 35.7p) was paid in respect of the final dividend for 2004. An interim dividend of 19.4p per ordinary share was paid on 7 October 2005 to shareholders registered on 12 August 2005. As an alternative to cash, a scrip dividend election was offered to shareholders.

7. Contingent liabilities, commitments and contractual cash obligations

	30 June 2005					31 December 2004	30 June 2004

	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	Total £m	Total £m	Total £m

Contingent liabilities
Guarantees and assets pledged
as collateral security	4,559	1,594	2,744	2,813	11,710	10,438	8,872
Other contingent liabilities	2,644	758	364	1,905	5,671	5,655	6,176

Total	7,203	2,352	3,108	4,718	17,381	16,093	15,048

Commitments
Undrawn formal standby
facilities, credit lines and other
commitments to lend	132,596	18,283	25,634	25,373	201,886	179,230	155,726
Other commitments	1,910	416	1,070	[2]	3,398	1,547	2,542

Total	134,506	18,699	26,704	25,375	205,284	180,777	158,268

Contractual cash obligations
Dated loan capital	474	491	4,312	8,014	13,291	11,013	9,658
Operating and finance leases	362	682	614	2,295	3,953	3,898	4,073
Unconditional obligations to
purchase goods or services	551	529	140	[48]	1,268	1,198	694

Total	1,387	1,702	5,066	10,357	18,512	16,109	14,425

THE ROYAL BANK OF SCOTLAND GROUP plc

8. Analysis of consolidated shareholders’ equity
	First half	First half	Full year
	2005	2004	2004
	£m	£m	£m
Called-up share capital
At beginning of period	822	769	769
Implementation of IAS 32	(2)	-	-
Shares issued during the period	3	44	53

At end of period	823	813	822

Share premium account
At beginning of period	12,964	8,175	8,175
Implementation of IAS 32	(3,159)	-	-
Currency translation adjustments	-	(60)	(231)
Shares issued during the period	1,494	2,785	4,550
Conversion of exchangeable undated loan capital	-	-	460
Other movements	4	4	10

At end of period	11,303	10,904	12,964

Merger reserve
As previously reported – UK GAAP	10,307	10,881	10,881
Implementation of IFRS (excluding IAS 32 and IAS 39)	574	-	-

At beginning and end of period as restated	10,881	10,881	10,881

Available-for-sale reserves
Implementation of IAS 32 and IAS 39 on 1 January 2005	289	-	-
Net change	141	-	-

At end of period	430	-	-

Cash flow hedging reserve
Implementation of IAS 32 and IAS 39 on 1 January 2005	28	-	-
Net change	(94)	-	-

At end of period	(66)	-	-

Foreign exchange reserve
Transfer (to)/from profit and loss account on implementation of
IFRS (excluding IAS 32 and IAS 39)	(320)	90	90

At beginning and end of period as restated	(320)	90	90
Retranslation of net assets, net of related hedges	478	(34)	(410)

At end of period	158	56	(320)

Revaluation reserve
As previously reported	92	7	7
Transfer to profit and loss account on implementation of IFRS
(excluding IAS 32 and IAS 39)	(92)	(7)	(7)

At beginning and end of period as restated	-	-	-

Other reserves
As previously reported – UK GAAP	457	419	419
Transfer to profit and loss account on implementation of IFRS
(excluding IAS 32 and IAS 39)	(307)	(262)	(262)

At beginning of period as restated	150	157	157
Own shares held in relation to employee share schemes	-	(7)	(7)

At end of period	150	150	150

THE ROYAL BANK OF SCOTLAND GROUP plc

8. Analysis of consolidated shareholders’ equity (continued)

	First half	First half	Full year
	2005	2004	2004
	£m	£m	£m
Profit and loss account
As previously reported – UK GAAP	7,223	5,847	5,847
Implementation of IFRS (excluding IAS 32 and IAS 39)	2,185	1,422	1,422

At beginning of period as restated	9,408	7,269	7,269
Implementation of IAS 32 and IAS 39 on 1 January 2005	(1,039)	-	-
Currency translation adjustments and other movements	-	-	(8)
Profit attributable to ordinary and equity preference
shareholders	2,559	2,517	5,112
Ordinary dividends paid	(1,310)	(1,059)	(1,588)
Equity preference dividends paid	(25)	(116)	(256)
Share-based payments	15	7	15
Actuarial losses recognised in post-retirement benefit schemes	-	-	(1,136)

At end of period	9,608	8,618	9,408

Closing shareholders’ equity	33,287	31,422	33,905

Minority interests
As previously reported – UK GAAP	3,829	2,713	2,713
Implementation of IFRS (excluding IAS 32 and IAS 39)	(337)	(321)	(321)

At beginning of period as restated	3,492	2,392	2,392
Implementation of IAS 32 and 39	(2,541)	-	-
Currency translation adjustments and other movements	-	(67)	(188)
Profit for the period	34	81	177
Dividends paid	(23)	(68)	(147)
Equity raised	69	1	1,260
Equity withdrawn	(124)	(2)	(2)

At end of period	907	2,337	3,492

Closing total equity	34,194	33,759	37,397

9. Litigation

Since December 2003, members of the Group have been joined as defendants in a number of legal actions in the United States following the collapse of Enron. Collectively, the claims are, to a substantial degree, unquantified and in each case they are made against large numbers of defendants. The Group continues to defend these claims vigorously. The US Courts dealing with the main Enron actions have ordered that the Group join the non-binding, multi-party mediation, which commenced in late 2003. Based on current knowledge including applicable defences and given the unquantified nature of these claims, the Group is unable at this stage to predict with certainty the eventual loss in these matters. In addition, pursuant to requests received from the Securities and Exchange Commission and the Department of Justice, the Group has been providing copies of Enron-related materials to these authorities and continues to cooperate fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these claims and proceedings will not have a material adverse effect on its consolidated net assets, results of operations or cash flows.

THE ROYAL BANK OF SCOTLAND GROUP plc

10. Segmental analysis - total income and contribution
	Total income		Contribution

	First half	First half	First half	First half
	2005	2004	2005	2004
	£m	£m	£m	£m
Corporate Banking and Financial Markets	4,308	3,783	2,534	2,062
Retail Markets
Retail Banking	2,621	2,618	1,480	1,600
Retail Direct	957	849	325	403
Wealth Management	394	370	208	183
Total Retail Markets	3,972	3,837	2,013	2,186
Manufacturing	-	-	(1,317)	(1,211)
Citizens	1,548	921	749	430
RBS Insurance	2,676	2,468	435	394
Ulster Bank	408	351	251	211
Central items	(447)	(168)	(654)	(305)

	12,465	11,192	4,011	3,767

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US generally accepted accounting principles (US GAAP) for the Group

The consolidated accounts of the Group included in this document are prepared in accordance with IFRS issued and extant at 30 June 2005 that differ in certain material respects from US GAAP. The significant differences are summarised below in three separate sections:

Section (i) covers material differences between US GAAP and IFRS for the income statement for the six months to 30 June 2005 and the balance sheet at 30 June 2005. These differences include those between US GAAP and IAS 32, IAS 39 and IFRS 4. As permitted by IFRS 1, the Group implemented IAS 32, IAS 39 and IFRS 4 from 1 January 2005 without restating comparatives.

Section (ii) sets out the material differences between US GAAP and IFRS for 2004.

Section (iii) summarises those areas where, though the recognition and measurement principles in US GAAP and IFRS are the same, adjustments to IFRS amounts are required due to differing implementation dates for the Group.

(i) For 30 June 2005

IFRS	US GAAP
(a) Acquisition accounting
All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.
(b) Property revaluation and depreciation
Freehold and long leasehold property occupied for the Group’s use is carried at cost less accumulated depreciation. Depreciation is charged based on an estimated useful life of 50 years. As permitted by IFRS 1, valuation as at 31 December 2003 is its deemed cost.

Investment properties are carried at fair value; changes in fair value are included in the income statement.	Under US GAAP, revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the historical cost for both own-use and investment properties.
(c) Leasehold property provisions
Provisions are raised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.
(d) Loan origination
Only costs that are incremental and directly attributable to the origination of a loan are deferred over the period of the related loan or facility.	Certain direct (but not necessarily incremental) costs are deferred and recognised over the period of the related loan or facility.

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued) (i) For 30 June 2005 (continued)
IFRS	US GAAP
(e) Pension costs
Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.	US GAAP requires a similar method but allows a certain portion of actuarial gains and losses to be deferred and allocated in equal amounts over the average remaining service lives of current employees. A minimum additional liability must be recognised if the accumulated benefit obligation (the current value of accrued benefits without allowance for future salary increases) exceeds the fair value of plan assets and the Group has recorded a prepaid pension costs or has an accrued liability that is less than the unfunded accumulated benefit obligation. Movements in the minimum additional liability, together with the related deferred tax, are recognised in a separate component of equity.
(f) Long-term assurance business
IFRS requires bancassurance contracts to be analysed between insurance and investment contracts. Investment contracts are accounted as financial instruments. Insurance contracts are accounted for using an embedded value methodology: the shareholders' interest in the long- term assurance fund is valued as the discounted value of the cash flows expected to be generated from in-force policies together with net assets in excess of the statutory liabilities.	US GAAP also requires bancassurance contracts to be classified either as insurance or investment contracts; however US GAAP does not permit embedded value reporting.

US GAAP requires deferred acquisition cost and income accounting for all contracts. Where investment contract policy charges benefit future periods, they are deferred and amortised.
(g) Financial instruments
Financial assets designated as at fair value through profit or loss
Under IFRS, a financial asset can be designated as at fair value through profit or loss on initial recognition.	Such designation is not allowed under US GAAP.

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued) (i) For 30 June 2005 (continued)
IFRS	US GAAP
Debt securities classified as loans and receivables
Non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held-for-trading, available-for-sale or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method less any impairment losses. The Group has classified some debt securities as loans and receivables.	Under US GAAP, these debt securities are classified available-for-sale securities with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income.
Financial assets other than debt securities and equity shares classified as available-for-sale
Under IAS 39 financial assets classified as available-for-sale may take any legal form.	Under US GAAP, only debt and equity securities can be classified as available-for-sale. (Such securities are measured at fair value with unrealised gains and losses reported in a separate component of equity.)
Financial assets other than debt securities, equity shares and derivatives classified as held-for-trading
Under IAS 39 financial assets classified as held-for-trading may take any legal form.	US GAAP permits only securities and derivatives to be classified as held-for-trading and carried at fair value with gains and losses reflected immediately in net income.
Foreign exchange gains and losses on monetary available-for-sale financial assets
For the purposes of recognising foreign exchange gains and losses, a monetary available-for-sale financial asset is treated as if it were carried at amortised cost in the foreign currency. Accordingly, for such financial assets, exchange differences resulting from changes in amortised cost are recognised in profit or loss.	Such differences are included with other unrealised gains and losses and reported in a separate component of equity.
Financial liabilities
All financial liabilities held for trading are classified as such and carried at fair value with changes in fair value recognised in net income.	Only financial liabilities that are derivatives (not qualifying as cash flow hedges) and short positions are carried at fair value with changes in fair value recognised in net income.

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued) (i) For 30 June 2005 (continued)
IFRS	US GAAP
(h) Derivatives and hedging activities
Gains and losses arising from changes in the fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.	US GAAP principles are similar to IFRS. There are however differences in their detailed application. The Group has not recognised any hedge relationships for US GAAP purposes. All derivatives are measured at fair value with changes in fair value recognised in net income.

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued) (i) For 30 June 2005 (continued)
IFRS	US GAAP
(i) Consolidation
All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the reporting entity.	US GAAP requires consolidation by the primary beneficiary of a variable interest entity ("VIE"). An enterprise is the primary beneficiary of a VIE if it will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. In accordance with the provisions of FIN 46R, certain trust preferred securities issued by subsidiaries are in effect reclassified from minority interests to liabilities.
(j) Offset arrangements
A financial asset and a financial liability are offset and the net amount reported in the balance sheet when, and only when, the reporting entity currently has a legally enforceable right to set off the recognised amounts; and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Arrangements such as master netting arrangements do not generally provide a basis for offsetting.

This GAAP difference has no effect on net income or shareholders’ equity.	The principles in US GAAP are the same as those in IFRS. However, the following may be offset even where the reporting party does not intend to settle net fair value amounts recognised for forward, interest rate swap, currency swap, option and other conditional or exchange contracts executed with the same counterparty under a master netting arrangement, and repurchase and reverse repurchase agreements that meet certain conditions.

(k) Liabilities and equity
The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if there is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities.	Under US GAAP, preference shares issued by the Group are classified as equity as they are perpetual and redeemable only at the option of the Group.

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued)
(ii) For 2004

As indicated above, as permitted by IFRS 1, in the preparation of the Group’s 2004 consolidated income statements and balance sheets, all IFRS have been applied except those relating to financial instruments and insurance contracts where UK GAAP principles then current have been applied.

IFRS or relevant UK GAAP	US GAAP
(a) Acquisition accounting
All integration costs relating to acquisitions are expensed as post-acquisition expenses.	Certain restructuring and exit costs incurred in the acquired business are treated as liabilities assumed on acquisition and taken into account in the calculation of goodwill.
(b) Property revaluation and depreciation
Freehold and long leasehold property occupied for the Group’s use is carried at cost less accumulated depreciation. Depreciation is charged based on an estimated useful life of 50 years. As permitted by IFRS 1, valuation as at 31 December 2003 is its deemed cost.

Investment properties are carried at fair value; changes in fair value are included in the income statement.	Under US GAAP, revaluations of property are not permitted. Depreciation is charged, and gains or losses on disposal are based on the historical cost for both own-use and investment properties.
(c) Leasehold property provisions
Provisions are raised on leasehold properties when there is a commitment to vacate the property.	Provisions are recognised on leasehold properties at the time the property is vacated.
(d) Loan origination fees
Certain loan fees, together with related costs, are recognised in the profit and loss account as received or incurred.	Applicable non-refundable loan fees and certain direct costs are deferred and recognised over the period of the related loan or facility.
(e) Pension costs
Pension scheme assets are measured at their fair value. Scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency. Any surplus or deficit of scheme assets compared with liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). An asset is only recognised to the extent that the surplus can be recovered through reduced contributions in the future or through refunds from the scheme.	US GAAP requires similar valuations but allows a certain portion of actuarial gains and losses to be deferred and allocated in equal amounts over the average remaining service lives of current employees. A minimum additional liability must be recognised if the accumulated benefit obligation (the current value of accrued benefits without allowance for future salary increases) exceeds the fair value of plan assets and the Group has recorded a prepaid pension costs or has an accrued liability that is less than the unfunded accumulated benefit obligation. Movements in the minimum additional liability, together with the related deferred tax, are recognised in a separate component of equity.

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued) (ii) For 2004 (continued)
IFRS or relevant UK GAAP	US GAAP
(f) Long-term assurance business
The shareholders' interest in the long-term assurance fund is valued as the discounted value of the cash flows expected to be generated from in- force policies together with net assets in excess of the statutory liabilities.	US GAAP does not permit embedded value reporting. USGAAP requires bancassurance contracts to be classified either as insurance or investment contracts.

US GAAP requires deferred acquisition cost and income accounting for all contracts. Where investment contract policy charges benefit future periods, they are deferred and amortised.
(g) Extinguishment of liabilities
Recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is derecognised only when the creditor is paid or the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.
(h) Securities
The Group’s debt and equity securities are classified as being held as investment securities or for trading purposes. Investment securities are stated at cost less provision for any permanent diminution in value. Premiums and discounts on dated debt securities are amortised to interest income over the period to maturity. Securities held for trading purposes are carried at fair value with changes in fair value recognised in profit or loss.	Investment securities held by the Group’s private equity business are considered to be held by investment companies and carried at fair value, with changes in fair value being reflected in net income. The Group’s other investment debt securities and marketable investment equity shares are classified as available-for-sale securities and measured at fair value with unrealised gains and losses reported in a separate component of equity, except when the unrealised loss is considered other than temporary in which case the loss is included in net income. The Group recognises an other-than-temporary impairment on an available-for-sale equity share when its carrying value has exceeded its market value for a period of more than twelve months.

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued) (ii) For 2004 (continued)
IFRS or relevant UK GAAP	US GAAP
(i) Derivatives and hedging activities
Non-trading derivatives are entered into by the Group to hedge exposures arising from transactions entered into in the normal course of banking activities. They are recognised in the accounts in accordance with the accounting treatment of the underlying transaction or transactions being hedged. To be classified as non-trading, a derivative must match or eliminate the risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. In addition, there must be a demonstrable link to an underlying transaction, pool of transactions or specified future transaction or transactions. Specified future transactions must be reasonably certain to arise for the derivative to be accounted for as a hedge. In the event that a non-trading derivative transaction is terminated or ceases to be an effective hedge, the derivative is re-measured at fair value and any resulting profit or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised, or a specified future transaction is no longer likely to occur, the related non-trading derivative is remeasured at fair value and the resulting profit or loss taken to the profit and loss account.	The Group has not made changes in its use of non-trading derivatives to meet the hedge criteria in SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’. For US GAAP purposes, its portfolio of non-trading derivatives is remeasured to fair value and changes in fair value reflected in net income.
Monetary assets denominated in a foreign currency are retranslated at closing rates with exchange differences taken to profit or loss. Equity shares financed by foreign currency borrowings are retranslated at closing rates with exchange differences taken to reserves along with differences on the related borrowings.	SFAS 133 does not permit a non-derivative financial instrument to be designated as the hedging instrument in a fair value hedge of the foreign exchange exposure of available- for-sale securities.
Embedded derivatives are not bifurcated from the host contract.	SFAS 133 requires derivatives embedded in other financial instruments to be accounted for on a stand-alone basis if they have economic characteristics and risks that differ from those of the host instrument.

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued)

ii) For 2004 (continued)

IFRS or relevant UK GAAP	US GAAP
(j) Consolidation
All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the reporting entity.	US GAAP requires consolidation by the primary beneficiary of a variable interest entity (“VIE”). An enterprise is the primary beneficiary of a VIE if it will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. In accordance with the provisions of FIN 46R, trust preferred securities issued by subsidiaries are in effect reclassified from minority interests to liabilities.
(k) Offset arrangements
Debit and credit balances with the same counterparty are aggregated into a single item where there is a right to insist on net settlement and the debit balance matures no later than the credit balance.	The principles in US GAAP are the same as those in UK GAAP. However, repurchase and reverse repurchase agreements that meet certain conditions may be offset even where the reporting party does not intend to settle net.

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued)

(iii) Implementation timing differences

This section sets out the areas where differences in amounts reported under IFRS and US GAAP arise because the effective dates of standards are different although the recognition and measurement principles are the same.

IFRS	US GAAP
Intangible assets
Purchased goodwill
Purchased goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

Goodwill arising on acquisitions after 1 October 1998 was capitalised and amortised over its estimated useful economic life. Goodwill arising on acquisitions before this date was deducted from equity. The carrying amount of goodwill in the Group’s opening IFRS balance sheet was its carrying value under UK GAAP as at 31 December 2003.

There was no restatement of previous acquisitions in 1998. In 2004 no amortisation was written back.
US GAAP requires the same treatment of purchased goodwill. This was adopted by the Group from 1 July 2001. Prior to this goodwill was recognised as an asset and amortised over 50 years. No amortisation was written back on this change of policy.
Other intangibles
Until 2004 intangible assets acquired in a business combination were recognised separately from goodwill only if they were separable and reliably measurable. Thereafter intangibles have been recognised if they are separable or arise from contractual or other legal rights. All intangibles are amortised over their useful economic lives.	The same treatment was adopted for US GAAP purposes from 1 July 2001.

Other adjustments in the reconciliation of net income for the six months to 30 June 2005 from IFRS to US GAAP reflect refinements arising from the implementation of IFRS.

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued)

Selected figures in accordance with US GAAP

The following tables summarise the significant adjustments to consolidated net income available for ordinary shareholders and shareholders’ equity which would result from the application of US GAAP instead of IFRS. Where applicable, the adjustments are stated gross of tax with the tax effect shown separately in total.

Consolidated statement of income	First half (unaudited)

	2005	2004 *
	£m	£m

Profit attributable to ordinary shareholders - IFRS	2,534	2,401
Acquisition accounting	-	4
Property revaluation and depreciation	(26)	(30)
Leasehold property provisions	(12)	(14)
Loan origination	25	(51)
Pensions costs	(169)	(137)
Long-term assurance business	(6)	(8)
Extinguishment of liabilities	-	(21)
Financial instruments	(48)	607
Derivatives and hedging	262	(329)
Consolidation	-	16
Timing differences – intangible assets and other	(43)	(38)
Other	28	-
Taxation	(5)	(33)

Net income available for ordinary shareholders – US
GAAP	2,540	2,367

Consolidated shareholders’ equity	As at 30 June (unaudited)

	2005	2004 *
	£m	£m

Shareholders’ equity - IFRS	33,287	31,422
Acquisition accounting	517	455
Property revaluation and depreciation	(227)	(278)
Leasehold property provisions	52	69
Loan origination	584	(339)
Pensions costs	46	2,721
Long-term assurance business	(134)	(130)
Extinguishment of liabilities	-	(105)
Financial instruments	78	113
Derivatives and hedging	578	(162)
Consolidation	(66)	(74)
Liabilities and equity	2,572	-
Timing differences – intangible assets and other	2,054	2,087
Taxation	(307)	(554)

Shareholders’ equity – US GAAP	39,034	35,225

* Restated following the implementation of IFRS and the reclassification of perpetual regulatory securities.

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued)

Condensed consolidated US GAAP information (unaudited)

Condensed consolidated income statement	First	First	Full year
	half	half
	2005	2004	2004
	£m	£m	£m

Interest and fees on loans	10,642	8,528	18,648
Other interest income	1,052	806	1,691

Interest income	11,694	9,334	20,339
Interest expense	6,677	4,185	9,574

Net interest income	5,017	5,149	10,765
Provisions	(906)	(719)	(1,428)

Net interest income after provisions	4,111	4,430	9,337
Trading revenue	1,018	1,079	1,758
Fees and commissions	2,282	1,452	3,043
Insurance premium income	2,863	2,658	5,538
Other operating income	1,537	866	1,363

Total income	11,811	10,485	21,039

Staff costs	3,042	2,391	5,315
Premises and equipment	636	576	1,246
Depreciation and amortisation	990	917	1,863
Insurance claims	2,047	1,954	4,182
Other operating expenses	1,336	1,109	2,430

Total operating expenses	8,051	6,947	15,036

Income before tax and distributions	3,760	3,538	6,003
Tax expense	1,061	1,018	1,758
Minority interests	39	37	80
Preference share dividends	120	116	256

Net income available for ordinary shareholders	2,540	2,367	3,909

Condensed consolidated balance sheet	30 June	30 June	31 December
	2005	2004	2004
	£m	£m	£m
Cash and bank deposits	33,738	36,798	35,393
Reverse repurchase agreements	88,371	84,563	90,767
Trading assets	87,556	61,142	73,096
Securities and short-term investments	48,710	52,101	49,996
Loans and leases, net of provisions	345,519	254,675	323,936
Intangible assets	20,642	15,647	19,921
Premises and equipment	17,126	14,458	15,896
Other assets	23,851	36,495	22,095

Total assets	665,513	555,879	631,100

Deposits	440,241	364,456	426,844
Trading liabilities	31,090	38,823	47,957
Other liabilities	60,077	51,504	38,044
Long-term debt	94,691	65,592	81,596
Minority interests	380	279	468
Shareholders’ equity	39,034	35,225	36,191

Total liabilities and equity	665,513	555,879	631,100

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued)

Earnings per share

Basic and diluted earnings per share ("EPS") under US GAAP differ from IFRS only to the extent that the income calculated under US GAAP differs from that under IFRS.

	First half 2005			First half 2004			Full year 2004

			Per			Per			Per
		No. of	share		No. of	share		No. of	share
	Income	shares	amount	Income	shares	amount	Income	shares	amount
	£m	million	Pence	£m	million	Pence	£m	million	Pence

Basic EPS	2,540	3,177	79.9	2,367	3,013	78.6	3,909	3,085	126.7
Effect of dilutive
share options and
convertible instruments	40	72	(0.5)	-	18	(0.5)	66	73	(0.8)

Diluted EPS	2,580	3,249	79.4	2,367	3,031	78.1	3,975	3,158	125.9

Pension costs	First half	First half	Full year
	2005	2004	2004
	£m	£m	£m

Service cost	210	192	420
Interest cost	428	382	768
Expected return on plan assets	(459)	(415)	(840)
Amortisation of prior service cost	1	1	1
Amortisation of net loss	182	131	263
Amortisation of net transition asset	(3)	(4)	(8)

Net periodic pension cost	359	287	604

As at 30 June 2005, £183 million of contributions have been made to the Group's main pension scheme and the Group presently anticipates an additional contribution of £194 million to fund the main scheme in 2005.

THE ROYAL BANK OF SCOTLAND GROUP plc

11. Significant differences between IFRS and US GAAP (continued)

Intangible assets other than goodwill – business combinations

A summary of the carrying value of intangible assets other than goodwill in respect of business combinations is as follows:

	30 June 2005			31 December 2004			30 June 2004

	Gross		Net	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount	amortisation	amount	amount	amortisation	amount	amount	amortisation	amount
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Core deposit
intangibles	743	(276)	467	690	(205)	485	458	(173)	285
Brands	380	(4)	376	367	(3)	364	338	-	338
Other	371	(62)	309	360	(39)	321	187	(17)	170

	1,494	(342)	1,152	1,417	(247)	1,170	983	(190)	793

The weighted average amortisation period of intangible assets other than goodwill, subject to amortisation, are:

Years
Core deposit intangibles	7
Brands	10
Other	8

Amortisation charge on intangibles relating to business combinations during the first half of 2005 was £84 million (year ended 31 December 2004 - £115 million; six months ended 30 June 2004 - £38 million). The Group estimates that the amortisation expense on the intangibles for the next five years will be:

£m
2005 (second half)	82
2006	164
2007	156
2008	149
2009	139

12. Accounting developments

The EU has not endorsed IAS 39 as issued by the IASB. The EU has relaxed some of the hedging requirements and introduced a prohibition on the designation of non-trading financial liabilities at fair value through profit or loss. The IASB has now amended the fair value option to restrict the circumstances in which non-trading financial liabilities can be designated as at fair value through profit or loss. The EU is expected to endorse these changes later this year. The transitional arrangements for the revised fair value option permit designation from 1 January 2005 for companies applying IAS 39 for the first time from that date.

In May 2005, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards 154 ‘Accounting Changes and Error Corrections’. The standard replaces APB 20 and SFAS 3 and amends the treatment of changes of accounting principle and the correction of errors. It is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005.

13. Recent developments

On 2 August 2005, the Group announced the appointment of Sir Tom McKillop as Deputy Chairman of the Group with effect from 1 September 2005. Sir Tom is also Chief Executive of AstraZeneca Plc and a non-executive Director of BP plc.

On 18 August 2005, the Group announced that it had reached agreement to establish a strategic partnership with Bank of China. Within this partnership, the Group and Bank of China have agreed to co-operate across a range of business activities and in certain key operational areas. The Group will lead an investment of 10% in Bank of China for $3.1 billion of which the Group itself will invest $1.6 billion. The transaction is subject to regulatory approvals.

On 18 August 2005, the Group also announced that it had disposed of its investment in Banco Santander Central Hispano for £0.9 billion.

THE ROYAL BANK OF SCOTLAND GROUP plc

13. Recent developments (continued)

The UK Office of Fair Trading (“OFT”) is currently engaged in a three month consultation period with the Group and seven other major credit card companies on the level of credit card administration charges. The Group (and the other main UK credit card providers) each received a letter from the OFT on 26 July 2005 (believed to be in broadly similar terms). In the letter, the OFT set out its preliminary conclusion that the level of administration charges levied by the main UK credit card issuers is excessive. The OFT has given the Group and the other card issuers three months to give certain undertakings in relation to the way in which administration charges are estimated or to otherwise address the OFT’s concerns. The OFT has power to commence proceedings against card issuers who they believe have breached the Unfair Terms in Consumer Contracts Regulations 1999, including for injunctive relief.

While the OFT on 26 July 2005 expressed the provisional view that the level of these charges needs to be reduced in order to be fair, this view is only a provisional view formed prior to the three month period of consultation with the credit card industry. The Group is in the process of formulating a response to the OFT’s preliminary conclusions. If there is a reduction in the level of administration charges, there may be a reduction in the amounts received by the Group under its credit card agreements. Furthermore, if any term of the credit card agreements was found to be unfair, the Group may be subject to claims from cardholders seeking reimbursement of administration charges paid. However, the Group cannot state what the outcome of the OFT’s view on the level of administration charges will be.

In September 2005 the OFT issued a decision concluding that the agreement of the MasterCard UK Members Forum (“MMF”) (of which the Group is a member) in relation to the setting of the interchange fees on MasterCard cards in the period 1 March 2000 to 18 November 2004 infringed the Chapter I prohibition of the Competition Act and Article 81(1) of the EC Treaty.

The OFT has decided not to impose any financial penalties in respect of this decision and, because the relevant agreement has come to an end, did not consider it necessary to impose directions in relation to the conduct of the parties to the agreement.

The decision of the OFT may be appealed to the Competition Appeal Tribunal by, amongst others, the MMF and individual members of the MMF.

MasterCard introduced new arrangements for setting the MasterCard interchange fee on 18 November 2004. The OFT has indicated in a statement accompaying its decision that it has concerns that under the new arrangements the MasterCard interchange fee may be set in a way which infringes relevant competition law. The OFT expects to commence a new investigation into this issue unless this concern is addressed by MasterCard. If the OFT’s approach to the setting MasterCard interchange fees were to persist, it could affect the yield on the Group’s UK credit card portfolios. The OFT has also announced an investigation into the rates of interchange in respect of VISA® cards but no decision has yet been made in relation to VISA® cards.

14. Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for the year ended 31 December 2004 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237 (2) or (3) of the Act.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers

The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by industry.

	30 June	31 December	30 June
	2005	2004	2004
	£m	£m	£m

Central and local government	3,959	1,866	1,761
Finance	29,564	24,638	23,098
Individuals – home	62,818	57,535	53,280
Individuals – other	26,364	26,459	26,128
Other commercial and industrial comprising:
Manufacturing	10,718	6,292	6,468
Construction	7,358	5,024	4,427
Service industries and business activities	40,250	30,867	29,532
Agriculture, forestry and fishing	2,565	2,481	2,577
Property	30,179	26,448	24,039
Finance leases and instalment credit	13,420	13,044	12,401

	227,195	194,654	183,711
Overseas residents	49,750	48,183	36,660

Total UK offices	276,945	242,837	220,371

Overseas
US	92,555	74,027	47,447
Rest of the World	38,835	34,555	27,771

Total Overseas offices	131,390	108,582	75,218

Loans and advances to customers – gross	408,335	351,419	295,589
Loan impairment provisions	(4,111)	(4,168)	(3,984)

Total loans and advances to customers	404,224	347,251	291,605

Reverse repurchase agreements included in the analysis above:

Central and local government	566	1,413	1,389
Finance	19,473	19,164	18,232

	20,039	20,577	19,621
Overseas residents	13,465	14,012	4,512

Total UK offices	33,504	34,589	24,133
US	21,072	17,187	10,522
Rest of the World	216	408	237

Total	54,792	52,184	34,892

Loans and advances to customers excluding reverse
repurchase agreements - net	349,432	295,067	256,713

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

IAS 39 requires interest to be recognised on a financial asset (or a group of financial assets) after impairment at the rate of interest used to discount recoveries when measuring the impairment loss. Thus, interest on impaired financial assets is credited to profit or loss as the discount on expected recoveries unwinds. Despite this, such assets are not considered performing. All loans that have an impairment provision are classified as non-accrual. This is a change from past practice where certain loans with provision were classified as past due 90 days or potential problem loans (and interest accrued on them). As a result, closing provisions for impairment as a percentage of risk elements in lendings has declined from 78% to 71%.

	30 June	31 December	30 June
	2005	2004	2004
	£m	£m	£m

Loans accounted for on a non-accrual basis (2):
Domestic	4,704	3,658	3,403
Foreign	1,016	1,075	1,043

	5,720	4,733	4,446

Accruing loans which are contractually overdue
90 days or more as to principal or interest (3):
Domestic	8	634	543
Foreign	50	79	73

	58	713	616

Loans not included above which are ‘troubled debt
restructurings’ as defined by the SEC:
Domestic	2	14	38
Foreign	-	10	19

	2	24	57

Total risk elements in lending	5,780	5,470	5,119

Potential problem loans (4)
Domestic	13	173	319
Foreign	-	107	163

	13	280	482

Closing provisions for impairment as a % of total risk elements
in lending	71%	76%	78%

Closing provisions for impairment as a % of total risk elements
in lending and potential problem loans	71%	72%	71%

Risk elements in lending as a % of gross lending to customers
excluding reverse repos	1.63%	1.83%	1.96%

Notes:
1)	For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
2)	All loans and receivables against which an impairment provision is held are reported in the non-accrual category.
3)	Loans and receivables where an impairment event has taken place but no impairment recognised. This category is used for non-revolving credit facilities.
4)	Loans and receivables for which an impairment event has occurred but no impairment provision is necessary. This category is used for significantly over-collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

THE ROYAL BANK OF SCOTLAND GROUP plc

RISK INFORMATION

Market Risk

The Group manages the market risk in its trading and treasury portfolios through value-at-risk (VaR) limits as well as stress testing, position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The table below sets out the VaR for the Group, which assumes a 95% confidence level and a one-day time horizon.

	Average	Period end	Maximum	Minimum
	£m	£m	£m	£m
Trading VaR
Interest rate	12.5	12.9	15.7	8.6
Currency	1.4	1.6	2.9	0.5
Equity	0.5	0.5	1.2	0.2
Diversification effects		(2.2)

30 June 2005	12.2	12.8	15.6	8.5

31 December 2004	10.8	10.3	16.0	6.4

30 June 2004	9.5	13.1	13.6	6.4

Treasury VaR
30 June 2005	4.2	3.9	5.7	3.6

31 December 2004	7.0	5.5	8.6	5.5

30 June 2004	7.0	7.8	8.3	5.7

Non-trading interest rate VaR (including Treasury)
30 June 2005	58.4	10.8	75.9	10.8

31 December 2004	71.2	72.4	89.7	51.5

30 June 2004	67.5	64.3	80.0	51.4

The Group's VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

  Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.
  VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.
  VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.
  The Group largely computes the VaR of the trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure such as the calculation of VaR for selected portfolios.

These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated or that losses in excess of the VaR amounts will not occur more frequently than once in 20 business days.

THE ROYAL BANK OF SCOTLAND GROUP plc

RISK INFORMATION (continued)

Currency risk

The Group does not maintain material non-trading open currency positions other than structural foreign currency translation exposures arising from its investment in overseas subsidiary and associated undertakings and their related funding. The Group's structural foreign currency exposures were:

				31 December	30 June
	30 June 2005			2004	2004

		Foreign
	Net	currency	Structural	Structural	Structural
	investments	borrowings	foreign	foreign	foreign
	in overseas	hedging net	currency	currency	currency
	operations	investments	exposures	exposures	exposures
	£m	£m	£m	£m	£m

US Dollar	14,620	5,618	9,002	5,787	2,187
Euro	2,034	739	1,295	737	657
Swiss franc	410	400	10	6	(6)
Other non-sterling	130	116	14	4	2

	17,194	6,873	10,321	6,534	2,840

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS AND OTHER INFORMATION

The comparative data for 2004 regulatory ratios in the tables below are as previously published under UK GAAP.

	30 June	31 December	30 June
	2005	2004	2004
Capital base (£m)
Ordinary shareholders’ funds and minority interests less
intangibles	14,667	14,330	17,268
Preference shares and tax deductible securities	9,353	8,364	6,048

Tier 1 capital	24,020	22,694	23,316
Tier 2 capital	23,054	20,229	17,252

	47,074	42,923	40,568
Less: investments in insurance companies, associated
undertakings and other supervisory deductions	(5,356)	(5,165)	(4,718)

	41,718	37,758	35,850

Weighted risk assets (£m)
Banking book
- on-balance sheet	294,300	261,800	232,600
- off-balance sheet	51,400	44,900	41,300
Trading book	20,200	17,100	13,700

	365,900	323,800	287,600

Risk asset ratio
- tier 1	6.6%	7.0%	8.1%
- total	11.4%	11.7%	12.5%

Ordinary share price	£16.86	£17.52	£15.88
Number of ordinary shares in issue	3,182m	3,173m	3,141m
Market capitalisation	£53.7bn	£55.6bn	£49.9bn
Net asset value per ordinary share	£9.61	£8.62	£9.40
Employee numbers
Corporate Banking and Financial Markets	17,400	16,800	16,500
Retail Banking	32,400	32,200	30,600
Retail Direct	8,200	8,100	7,700
Wealth Management	4,100	4,100	4,100
Manufacturing	26,100	25,800	26,100
Citizens	25,400	24,000	14,600
RBS Insurance	20,300	19,500	19,500
Ulster Bank	4,300	4,100	4,100
Centre	2,200	2,000	1,900

Group total	140,400	136,600	125,100
Acquisitions in the year ended 30 June 2005	(10,900)	(9,600)	-

Underlying	129,500	127,000	125,100

THE ROYAL BANK OF SCOTLAND GROUP plc

SELECTED FINANCIAL DATA

The dollar financial information included below has been translated for convenience at the rate of £1.00 to US$1.7930, the Noon Buying Rate on 30 June 2005.

Profit and loss account data

	First half 2005		First half	Full year
			2004	2004
	$m	£m	£m	£m

Amounts in accordance with IFRS
Total income	22,350	12,465	11,192	23,391
Expenses and insurance claims	14,218	7,930	6,869	14,622
Provisions	1,519	847	738	1,485

Profit before tax	6,613	3,688	3,585	7,284
Tax	1,964	1,095	987	1,995
Minority interests	61	34	81	177
Non-equity dividends	45	25	116	256

Profit attributable to ordinary shareholders	4,543	2,534	2,401	4,856

Ordinary dividends	2,349	1,310	1,059	1,588

Amounts in accordance with US GAAP
Net income available for ordinary shareholders	4,554	2,540	2,367	3,909
Balance sheet data

	30 June 2005		30 June	31 December
			2004	2004
Amounts in accordance with IFRS	$m	£m	£m	£m

Loans and advances	830,832	463,375	351,948	405,695
Debt securities and equity shares	201,598	112,436	96,034	98,631
Derivatives at fair value and settlement balances	215,800	120,357	20,671	23,482
Other assets	109,376	61,002	53,395	60,314

Total assets	1,357,606	757,170	522,048	588,122

Shareholders' equity	59,684	33,287	31,422	33,905
Minority interests	1,626	907	2,337	3,492
Subordinated liabilities	49,786	27,767	17,832	20,366

Total capital resources	111,096	61,961	51,591	57,763
Deposits	778,219	434,031	336,487	382,396
Derivatives at fair value, settlement balances and short
positions	281,235	156,852	49,468	51,866
Other liabilities	187,056	104,326	84,502	96,097

Total liabilities and equity	1,357,606	757,170	522,048	588,122

Amounts in accordance with US GAAP
Shareholders equity	69,988	39,034	35,225	36,191
Total assets	1,193,265	665,513	555,879	631,100

THE ROYAL BANK OF SCOTLAND GROUP plc

SELECTED FINANCIAL DATA (continued)

Other financial data

		30 June	31 December
	30 June 2005	2004	2004
Under IFRS
Earnings per ordinary share - pence	79.8	79.7	157.4
Diluted earnings per ordinary share - pence	79.2	79.2	155.9
Dividends per ordinary share - pence	41.2	35.7	52.5
Return on average total assets - %	0.72	0.99	0.94
Return on average equity shareholders' funds - %	16.8	19.3	18.3
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.66	2.00	1.88
- excluding interest on deposits	5.85	8.01	7.43
Ratio of earnings to fixed charges only
- including interest on deposits	1.67	2.07	1.94
- excluding interest on deposits	6.05	10.46	9.70

Under US GAAP
Earnings per ordinary share - pence	79.9	78.6	126.7
Diluted earnings per ordinary share - pence	79.4	78.1	125.9
Dividends per ordinary share - pence	41.2	35.7	52.5
Return on average total assets - %	0.83	0.91	0.70
Return on average equity shareholders' funds - %	14.0	16.5	13.2
Ratio of earnings to fixed charges and preference dividends
- including interest on deposits	1.63	2.00	1.73
- excluding interest on deposits	5.16	8.01	6.34
Ratio of earnings to fixed charges only
- including interest on deposits	1.66	2.07	1.79
- excluding interest on deposits	6.01	10.46	8.28

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS

i)	The effects of IFRS on the Group’s income statements and on divisional results for the year ended 31 December 2004 and the six months ended 30 June 2004; and on the Group’s balance sheets at 1 January 2005 and at 31 December, 30 June and 1 January 2004 are set out on pages 69 to 76.

ii)	Effect of transfer of businesses between divisions is set out on page 77. During the first half of 2005, the following businesses were transferred between divisions:

•	The corporate and institutional businesses of The Royal Bank of Scotland International offshore were moved from Wealth Management to Corporate Banking and Financial Markets.

•	Manufacturing now supports certain offshore businesses of Wealth Management.

•	The cards businesses in the US comprising the credit card business acquired from People’s Bank and Lynk have been transferred from Retail Direct to Citizens.

•	The Primeline business has been transferred from Retail Direct to Retail Banking.

During the second half of 2004, certain activities were transferred from Ulster Bank to Manufacturing.

Divisional results for 2004 have been restated to reflect these changes which do not affect the Group’s results.

With effect from 1 January 2005, the basis of internal funds transfer pricing between Group Centre and divisions for certain activities was refined. Prior year figures have been restated to reflect this change which affects Retail Banking, Retail Direct, Wealth Management and the Centre.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (CONTINUED)

i)       EFFECT OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

Year ended 31 December 2004

Group	UK GAAP	Property, including investment property	Leases	Consolidation	Software development costs	Share based payments	Employee benefits	Banc- assurance	Goodwill	Other	Total adjustments	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	9,208	(21)	(18)	(67)	16	-	-	(47)	-	-	(137)	9,071
Non-interest income	8,602	22	27	(142)	-	-	(85)	251	-	(2)	71	8,673
Insurance net premium income	4,944	-	-	109	-	-	-	594	-	-	703	5,647

Total income	22,754	1	9	(100)	16	-	(85)	798	-	(2)	637	23,391
Operating expenses	10,846	5	49	2	278	36	(83)	106	(875)	(2)	(484)	10,362
Insurance net claims	3,480	-	-	78	-	-	-	702	-	-	780	4,260

Operating profit before provisions	8,428	(4)	(40)	(180)	(262)	(36)	(2)	(10)	875	-	341	8,769
Provisions	1,511	-	-	(26)	-	-	-	-	-	-	(26)	1,485

Profit before tax	6,917	(4)	(40)	(154)	(262)	(36)	(2)	(10)	875	-	367	7,284

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (CONTINUED)

i)       EFFECT OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

Half year ended 30 June 2004 (unaudited)

Group	UK GAAP	Property, including investment property	Leases	Consolidation	Software development costs	Share based payments	Employee benefits	Banc- assurance	Goodwill	Other	Total adjustments	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,378	(11)	(6)	(35)	6	-	-	(21)	-	-	(67)	4,311
Non-interest income	4,170	9	17	(46)	-	-	(24)	47	-	2	5	4,175
Insurance net premium income	2,416	-	-	49	-	-	-	242	-	(1)	290	2,706

Total income	10,964	(2)	11	(32)	6	-	(24)	268	-	1	228	11,192
Operating expenses	5,109	(2)	29	(10)	117	15	(23)	52	(409)	1	(230)	4,879
Insurance net claims	1,723	-	-	37	-	-	-	231	-	(1)	267	1,990

Operating profit before provisions	4,132	-	(18)	(59)	(111)	(15)	(1)	(15)	409	1	191	4,323
Provisions	751	-	-	(13)	-	-	-	-	-	-	(13)	738

Profit before tax	3,381	-	(18)	(46)	(111)	(15)	(1)	(15)	409	1	204	3,585

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (CONTINUED)

i)       EFFECT OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

Divisional analysis

Year ended 31 December 2004	UK GAAP	Property, including investment property	Leases	Consolidation	Software development costs	Share based payments	Employee benefits	Banc-assurance	Goodwill	Other	Total adjustments	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Corporate Banking and Financial
Markets	4,350	-	(39)	(45)	(21)	-	-	-	-	(1)	(106)	4,244
Retail Banking	3,220	-	-	-	1	-	-	(9)	-	-	(8)	3,212
Retail Direct	964	-	-	(108)	(7)	-	-	-	-	-	(115)	849
Wealth Management	374	-	(1)	(1)	(15)	-	-	-	-	-	(17)	357
Manufacturing	(2,546)	-	-	-	27	-	-	-	-	-	27	(2,519)
Citizens	1,061	-	-	-	-	-	-	-	-	-	-	1,061
RBS Insurance	862	(4)	-	-	6	-	-	(1)	-	-	1	863
Ulster Bank	450	-	-	-	(2)	-	-	-	-	-	(2)	448
Central items	(634)	-	-	-	-	(36)	(2)	-	5	1	(32)	(666)

Profit before intangibles
amortisation and integration costs	8,101	(4)	(40)	(154)	(11)	(36)	(2)	(10)	5	-	(252)	7,849
Intangible assets amortisation	915	-	-	-	-	-	-	-	(870)	-	(870)	45
Integration costs	269	-	-	-	251	-	-	-	-	-	251	520

Profit before tax	6,917	(4)	(40)	(154)	(262)	(36)	(2)	(10)	875	-	367	7,284

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (CONTINUED)

i) EFFECT OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

Divisional analysis

Half year ended 30 June 2004	UK GAAP	Property, including investment property	Leases	Consolidation	Software development costs	Share based payments	Employee benefits	Banc- assurance	Goodwill	Other	Total adjustments	IFRS
(unaudited)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Corporate Banking and Financial
Markets	2,081	-	(18)	(1)	-	-	-	-	-	-	(19)	2,062
Retail Banking	1,613	-	-	-	1	-	-	(14)	-	-	(13)	1,600
Retail Direct	447	-	-	(45)	-	-	-	-	1	-	(44)	403
Wealth Management	188	-	-	-	(6)	-	-	-	1	-	(5)	183
Manufacturing	(1,227)	-	-	-	16	-	-	-	-	-	16	(1,211)
Citizens	430	-	-	-	-	-	-	-	-	-	-	430
RBS Insurance	395	-	-	-	-	-	-	(1)	-	-	(1)	394
Ulster Bank	212	-	-	-	(1)	-	-	-	-	-	(1)	211
Central items	(288)	-	-	-	-	(15)	(1)	-	(2)	1	(17)	(305)

Profit before intangibles
amortisation and integration costs	3,851	-	(18)	(46)	10	(15)	(1)	(15)	-	1	(84)	3,767
Intangible assets amortisation	413	-	-	-	-	-	-	-	(409)	-	(409)	4
Integration costs	57	-	-	-	121	-	-	-	-	-	121	178

Profit before tax	3,381	-	(18)	(46)	(111)	(15)	(1)	(15)	409	1	204	3,585

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (CONTINUED)

i)       EFFECT OF IAS 32, IAS 39 AND IFRS 4

1 January 2005	IFRS excluding IAS 32, IAS 39 and IFRS 4	Offset	Other IAS 39	Debt/ equity	Classification/ measurement	Embedded derivatives	Provisioning & impairment	Hedging/ measurement	Derecognition	Revenue recognition	Insurance contracts	Other	Total adjustments	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	4,293	-	-	-	-	-	-	-	-	-	-	-	-	4,293
Items in the course of collection from		-	-	-	-	-	-	-	-	-	-	-	-
other banks	2,629													2,629
Treasury bills and other eligible bills	6,110	-	-	-	(1)	-	-	-	-	-	-	-	(1)	6,109
Loans and advances to banks	58,444	4,425	165	-	-	-	-	4	-	-	23	1	4,618	63,062
Loans and advances to customers	347,251	28,566	162	-	(31)	-	(82)	518	4,022	(615)	-	-	32,540	379,791
Debt securities	93,908	-	678	-	(241)	-	-	50	(580)	-	31	-	(62)	93,846
Equity shares	4,723	-	-	-	507	-	-	-	-	-	-	1	508	5,231
Intangible fixed assets	19,242	-	-	-	-	-	-	-	-	-	-	-	-	19,242
Property, plant and equipment	16,428	-	-	-	-	-	-	-	-	(3)	-	-	(3)	16,425
Settlement balances	5,682	-	-	-	-	-	-	-	-	-	-	-	-	5,682
Other assets	22,438	71,476	-	-	(18)	114	-	734	302	-	(113)	(2)	72,493	94,931
Prepayments and accrued income	6,974	4	(1,005)	-	(1)	3	-	(593)	25	(90)	(29)	1	(1,685)	5,289

Total assets	588,122	104,471	-	-	215	117	(82)	713	3,769	(708)	(88)	1	108,408	696,530

Liabilities
Deposits by banks	99,081	4,425	207	-	-	-	-	10	1,501	-	-	-	6,143	105,224
Items in the course of transmission
to other banks	802	-	-	-	-	-	-	-	-	-	-	-	-	802
Customer accounts	283,315	28,566	160	-	(2)	(39)	-	(11)	177	-	-	1	28,852	312,167
Debt securities in issue	63,999	-	79	-	(25)	-	-	(1,060)	2,131	-	-	-	1,125	65,124
Settlement balances and short
positions	32,990	-	164	-	-	-	-	-	-	-	-	-	164	33,154
Other liabilities	24,784	71,476	-	(60)	17	158	-	1,614	311	4	(53)	-	73,467	98,251
Accruals and deferred income	16,047	4	(1,052)	-	(4)	(2)	-	(651)	(181)	220	(109)	-	(1,775)	14,272
Post-retirement benefit liabilities	2,940	-	-	-	-	-	-	-	-	-	-	-	-	2,940
Provisions for liabilities and charges
- deferred taxation liabilities	2,061	-	-	-	65	-	(24)	12	(51)	(283)	46	-	(235)	1,826
- other provisions	4,340										47	-	47	4,387
Subordinated liabilities	20,366	-	442	5,820	-	-	-	782	-	-	-	-	7,044	27,410
Minority interests	3,492	-	-	(2,493)	-	-	-	-	-	-	(48)	-	(2,541)	951
Shareholders' funds	33,905	-	-	(3,267)	164	-	(58)	17	(119)	(649)	29	-	(3,883)	30,022

Total liabilities	588,122	104,471	-	-	215	117	(82)	713	3,769	(708)	(88)	1	108,408	696,530

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (CONTINUED)

i)       EFFECT OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

31 December 2004	UK GAAP	Dividends	Income tax	Property, plant and equipment	Leases	Consolidation	Software development costs	Investment property	Share based payment	Employee benefits	Banc- assurance	Goodwill	Total adjustments	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	4,293	-	-	-	-	-	-	-	-	-	-	-	-	4,293
Items in the course of collection from
other banks	2,629	-	-	-	-	-	-	-	-	-	-	-	-	2,629
Treasury bills and other eligible bills	6,110	-	-	-	-	-	-	-	-	-	-	-	-	6,110
Loans and advances to banks	58,260	-	-	-	-	(2)	-	-	-	-	186	-	184	58,444
Loans and advances to customers	345,469	-	-	-	(132)	3,173	-	(449)	-	-	(810)	-	1,782	347,251
Debt securities	91,211	-	-	-	-	618	-	-	-	-	2,079	-	2,697	93,908
Equity shares	2,960	-	-	-	-	-	-	-	-	-	1,763	-	1,763	4,723
Intangible fixed assets	17,576	-	-	-	-	-	725	-	-	-	-	941	1,666	19,242
Property, plant and equipment	16,294	-	-	(60)	(153)	67	(168)	447	-	-	1	-	134	16,428
Settlement balances	5,682	-	-	-	-	-	-	-	-	-	-	-	-	5,682
Other assets	22,255	-	-	-	(12)	59	-	-	-	(4)	216	(76)	183	22,438
Prepayments and accrued income	6,928	-	-	-	3	22	-	1	-	-	20	-	46	6,974
Long-term assurance assets	3,800	-	-	-	-	-	-	-	-	-	(3,800)	-	(3,800)	-

Total assets	583,467	-	-	(60)	(294)	3,937	557	(1)	-	(4)	(345)	865	4,655	588,122

Liabilities
Deposits by banks	99,081	-	-	-	-	-	-	-	-	-	-	-	-	99,081
Items in the course of transmission to
other banks	802	-	-	-	-	-	-	-	-	-	-	-	-	802
Customer accounts	285,062	-	-	-	-	(1,015)	-	-	-	-	(732)	-	(1,747)	283,315
Debt securities in issue	58,960	-	-	-	-	5,039	-	-	-	-	-	-	5,039	63,999
Settlement balances and short
positions	32,990	-	-	-	-	-	-	-	-	-	-	-	-	32,990
Other liabilities	26,152	(1,308)	-	-	6	(151)	-	-	-	-	85	-	(1,368)	24,784
Accruals and deferred income	15,588	-	-	-	19	409	-	-	20	-	11	-	459	16,047
Post-retirement benefit liabilities	1,901	-	-	-	-	14	-	-	-	1,025	-	-	1,039	2,940
Provisions for liabilities and charges
- deferred taxation liabilities	2,873	-	109	-	(90)	9	164	1	(6)	(1,008)	12	(3)	(812)	2,061
- other provisions	198	-	-	-	-	-	-	-	-	-	4,142	-	4,142	4,340
Subordinated liabilities	20,366	-	-	-	-	-	-	-	-	-	-	-	-	20,366
Minority interests	3,829	-	-	-	-	(334)	6	-	-	-	(9)	-	(337)	3,492
Shareholders’ funds	31,865	1,308	(109)	(60)	(229)	(34)	387	(2)	(14)	(21)	(54)	868	2,040	33,905
Long-term assurance liabilities	3,800	-	-	-	-	-	-	-	-	-	(3,800)	-	(3,800)	-

Total liabilities	583,467	-	-	(60)	(294)	3,937	557	(1)	-	(4)	(345)	865	4,655	588,122

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (CONTINUED)

i)       EFFECT OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

30 June 2004 (unaudited)	UK GAAP	Dividends	Income tax	Property, plant and equipment	Leases	Consolidation	Software development costs	Investment property	Share based payment	Employee benefits	Banc- assurance	Goodwill	Total adjustments	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	3,140	-	-	-	-	1	-	-	-	-	16	-	17	3,157
Items in the course of collection from
other banks	3,149	-	-	-	-	-	-	-	-	-	-	-	-	3,149
Treasury bills and other eligible bills	6,902	-	-	-	-	-	-	-	-	-	-	-	-	6,902
Loans and advances to banks	60,152	-	-	-	-	73	-	-	-	-	118	-	191	60,343
Loans and advances to customers	290,154	-	-	-	(120)	2,574	-	(417)	-	-	(586)	-	1,451	291,605
Debt securities	89,813	-	-	-	-	212	-	-	-	-	1,999	-	2,211	92,024
Equity shares	2,315	-	-	-	-	-	-	-	-	-	1,695	-	1,695	4,010
Intangible fixed assets	13,589	-	-	-	-	-	822	-	-	-	(1)	410	1,231	14,820
Property, plant and equipment	14,866	-	-	-	(130)	72	(114)	415	-	-	-	-	243	15,109
Settlement balances	10,288	-	-	-	-	-	-	-	-	-	-	-	-	10,288
Other assets	14,424	-	-	-	(23)	32	-	-	-	(3)	227	-	233	14,657
Prepayments and accrued income	5,943	-	-	-	-	27	-	1	-	-	13	-	41	5,984
Long-term assurance assets	3,531	-	-	-	-	-	-	-	-	-	(3,531)	-	(3,531)	-

Total assets	518,266	-	-	-	(273)	2,991	708	(1)	-	(3)	(50)	410	3,782	522,048

Liabilities
Deposits by banks	84,120	-	-	-	-	-	-	-	-	-	3	-	3	84,123
Items in the course of transmission to
other banks	996	-	-	-	-	-	-	-	-	-	-	-	-	996
Customer accounts	253,949	-	-	-	-	(990)	-	-	-	-	(595)	-	(1,585)	252,364
Debt securities in issue	51,721	-	-	-	-	3,838	-	-	-	-	-	-	3,838	55,559
Settlement balances and short
positions	38,058	-	-	-	-	-	-	-	-	-	-	-	-	38,058
Other liabilities	17,301	(529)	-	-	2	267	-	-	-	-	336	-	76	17,377
Accruals and deferred income	13,862	-	-	-	20	203	-	-	12	-	2	-	237	14,099
Post-retirement benefit liabilities	1,490	-	-	-	-	-	-	-	-	618	-	-	618	2,108
Provisions for liabilities and charges
- deferred taxation liabilities	2,097	-	109	-	(82)	13	209	-	(4)	(603)	(1)	-	(359)	1,738
- other provisions	217	-	-	-	-	-	-	-	-	-	3,818	-	3,818	4,035
Subordinated liabilities	17,832	-	-	-	-	-	-	-	-	-	-	-	-	17,832
Minority interests	2,685	-	-	-	-	(342)	6	-	-	-	(12)	-	(348)	2,337
Shareholders' funds	30,407	529	(109)	-	(213)	2	493	(1)	(8)	(18)	(70)	410	1,015	31,422
Long-term assurance liabilities	3,531	-	-	-	-	-	-	-	-	-	(3,531)	-	(3,531)	-

Total liabilities	518,266	-	-	-	(273)	2,991	708	(1)	-	(3)	(50)	410	3,782	522,048

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (CONTINUED)

i)       EFFECT OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4

1 January 2004	UK GAAP	Dividends	Income tax	Property, plant and equipment	Leases	Consolidation	Software development costs	Investment property	Share based payment	Employee benefits	Banc- assurance	Goodwill	Total adjustments	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	3,822	-	-	-	-	-	-	-	-	-	-	-	-	3,822
Items in the course of collection from
other banks	2,501	-	-	-	-	-	-	-	-	-	-	-	-	2,501
Treasury bills and other eligible bills	4,846	-	-	-	-	-	-	-	-	-	-	-	-	4,846
Loans and advances to banks	51,891	-	-	-	-	(2)	-	-	-	-	1,013	-	1,011	52,902
Loans and advances to customers	252,531	-	-	-	(147)	1,798	-	(448)	-	-	(541)	-	662	253,193
Debt securities	79,949	-	-	-	-	123	-	-	-	-	1,076	-	1,199	81,148
Equity shares	2,300	-	-	-	-	-	-	-	-	-	1,745	-	1,745	4,045
Intangible fixed assets	13,131	-	-	-	-	-	896	-	-	-	-	-	896	14,027
Property, plant and equipment	13,927	-	-	-	(127)	76	(78)	448	-	-	1	-	320	14,247
Settlement balances	2,857	-	-	-	-	-	-	-	-	-	-	-	-	2,857
Other assets	17,807	-	-	-	-	49	-	-	-	(10)	208	-	247	18,054
Prepayments and accrued income	5,309	-	-	-	-	23	1	-	-	-	8	-	32	5,341
Long-term assurance assets	3,557	-	-	-	-	-	-	-	-	-	(3,557)	-	(3,557)	-

Total assets	454,428	-	-	-	(274)	2,067	819	-	-	(10)	(47)	-	2,555	456,983

Liabilities
Deposits by banks	67,323	-	-	-	-	-	-	-	-	-	-	-	-	67,323
Items in the course of transmission to
other banks	958	-	-	-	-	-	-	-	-	-	-	-	-	958
Customer accounts	236,963	-	-	-	-	(1,002)	-	-	-	-	(495)	-	(1,497)	235,466
Debt securities in issue	41,016	-	-	-	-	3,129	-	-	-	-	-	-	3,129	44,145
Settlement balances and short
positions	21,369	-	-	-	-	-	-	-	-	-	-	-	-	21,369
Other liabilities	20,584	(1,059)	-	-	(8)	(150)	-	-	-	-	198	-	(1,019)	19,565
Accruals and deferred income	13,155	-	-	-	10	388	-	-	6	-	-	-	404	13,559
Post-retirement benefit liabilities	1,445	-	-	-	-	-	-	-	-	591	-	-	591	2,036
Provisions for liabilities and charges
- deferred taxation liabilities	2,036	-	109	-	(75)	13	243	-	(2)	(584)	(4)	-	(300)	1,736
- other provisions	213	-	-	-	-	-	-	-	-	-	3,882	-	3,882	4,095
Subordinated liabilities	16,998	-	-	-	-	-	-	-	-	-	-	-	-	16,998
Minority interests	2,713	-	-	-	-	(313)	5	-	-	-	(13)	-	(321)	2,392
Shareholders' funds	26,098	1,059	(109)	-	(201)	2	571	-	(4)	(17)	(58)	-	1,243	27,341
Long-term assurance liabilities	3,557	-	-	-	-	-	-	-	-	-	(3,557)	-	(3,557)	-

Total liabilities	454,428	-	-	-	(274)	2,067	819	-	-	(10)	(47)	-	2,555	456,983

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS (continued)

ii)       Transfers between divisions

	Amounts under UK GAAP
	Previously	Transfer of	Re-allocation of
Contribution	reported	businesses	pension costs	Restated
Year ended 31 December 2004	£m	£m	£m	£m
Corporate Banking and Financial Markets	4,265	129	(44)	4,350
Retail Banking	3,279	16	(75)	3,220
Retail Direct	1,040	(62)	(14)	964
Manufacturing	(2,439)	(57)	(50)	(2,546)
Citizens	1,037	24	-	1,061
Wealth Management	468	(87)	(7)	374
Ulster Bank	468	(1)	(17)	450
Centre	(879)	38	207	(634)

Half year ended 30 June 2004
Corporate Banking and Financial Markets	2,041	62	(22)	2,081
Retail Banking	1,642	8	(37)	1,613
Retail Direct	480	(26)	(7)	447
Manufacturing	(1,122)	(81)	(24)	(1,227)
Citizens	423	7	-	430
Wealth Management	231	(39)	(4)	188
Ulster Bank	170	51	(9)	212
Centre	(409)	18	103	(288)

Group profit is unaffected by these changes.

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘value-at-risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Fred Watt

Fred Watt
Group Finance Director
19 October 2005